Exhibit 99.1

NORTH AMERICAN CONSTRUCTION GROUP LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 20, 2026

April 8, 2026

NORTH AMERICAN CONSTRUCTION GROUP LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 20, 2026

NOTICE IS HEREBY GIVEN that the annual and special meeting of holders of voting common shares (the “NACG Shareholders”) of North American Construction Group Ltd. (the “Corporation”) will be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 20th day of May, 2026, at 3:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

•	to receive the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2025, and the auditor’s report thereon;

•	to elect the directors of the Corporation for the ensuing year;

•	to consider and, if deemed advisable, approve an advisory resolution to accept the approach to executive compensation disclosed herein;

•

to consider and, if deemed advisable, to approve an ordinary resolution ratifying, approving and confirming By-law No. 3 of the Corporation, being an advance notice by-law relating to the nomination of directors, as described herein;

•	to reappoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors; and

•	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Circular”). Capitalized terms used in this notice of annual and special meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Circular.

The Circular and a form of proxy accompany this notice.

NACG Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 14th Floor, 320 Bay Street, Toronto, Ontario, M5H 4A6, or (ii) by hand delivery to Computershare Investor Services Inc., Proxy Department, 14th Floor, 320 Bay Street, Toronto, Ontario, M5H 4A6. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 15, 2026, and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Acheson, Alberta, this 8th day of April, 2026.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN CONSTRUCTION GROUP LTD.

/S/ Barry Palmer
President & Chief Executive Officer

SOLICITATION OF PROXIES

This management information circular (the “Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Construction Group Ltd. (the “Corporation”, “NACG”, “our” or “we”) for use at the annual and special meeting (the “Meeting”) of holders of voting common shares of the Corporation (the “NACG Shareholders”) to be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 20th day of May, 2026, at 3:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting dated April 8, 2026 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

For the purposes of the Meeting, the Corporation is not: (a) relying on the “notice and access” rules to allow it to make certain proxy-related materials available on the internet rather than mailing such materials directly to registered shareholders and indirectly to non-registered shareholders; or (b) mailing proxy-related materials directly to non-registered shareholders who have not waived the right to receive them. The Corporation intends to pay for “proximate intermediaries” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to non-registered shareholders who have waived the right to receive them.

The Notice of Meeting, Proxy and this Circular will be mailed to NACG Shareholders commencing on or about April 23, 2026. In this Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

RECORD DATE

The record date (the “Record Date”) for determining which NACG Shareholders shall be entitled to receive notice of and to vote at the Meeting is April 13, 2026. Only NACG Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NACG Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 14th Floor, 320 Bay Street, Toronto, Ontario, M5H 4A6, together with a copy to the Secretary of the Corporation at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NACG. Every NACG Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NACG Shareholder desiring to appoint some other person (who need not be a shareholder of NACG) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the

Management Information Circular April 8, 2026	1	North American Construction Group Ltd.

Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 14th Floor, 320 Bay Street, Toronto, Ontario, M5H 4A6, or (ii) by hand delivery to Computershare Investor Services Inc., 14th Floor, 320 Bay Street, Toronto, Ontario, M5H 4A6. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 15, 2026 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NACG Shareholder or its attorney duly authorized in writing or, if a NACG Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NACG Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NACG Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NACG Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly arise before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NACG Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NACG Shareholder or by his, her or its attorney authorized in writing or, if the NACG Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NACG Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NACG Shareholders, as a substantial number of NACG Shareholders do not hold voting common shares of the Corporation (“NACG Common Shares”) in their own name, and thus are considered non-registered shareholders. NACG Shareholders who do not hold their NACG Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NACG Shareholders whose names appear on the records of the Corporation as the registered holders of NACG Common Shares can be recognized and acted upon at the Meeting. If NACG Common Shares are listed in an account statement provided to a NACG Shareholder by a broker, then, in almost all cases, those NACG Common Shares will not be registered in the NACG Shareholder’s name on the records of the Corporation. Such NACG Common Shares will more likely be registered under the name of the NACG Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NACG Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NACG Common Shares.

Management Information Circular April 8, 2026	2	North American Construction Group Ltd.

Beneficial Shareholders should ensure that instructions respecting the voting of their NACG Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NACG Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NACG Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NACG Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NACG Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those applicable to proxy statements subject to Section 14(a) of the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NACG Common Shares and an unlimited number of non-voting common shares. None of the Corporation’s shares have par value. As at March 31, 2026, there were a total of 28,414,864 NACG Common Shares outstanding and no non-voting common shares outstanding. Each NACG Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, as of March 31, 2026, no individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NACG Common Shares.

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty percent (20%) of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the NACG Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NACG Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NACG Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NACG Shareholders as of the Record Date has been used to deliver to NACG Shareholders the Notice of Meeting and this Circular as well as to determine the NACG Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2025, together with the auditor’s report thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NACG Shareholders at the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

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BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Election of Directors

The Board of Directors of the Corporation presently consists of seven directors. All current directors have indicated that they wish to stand for re-election. Management proposes to set the total number of directors to be elected at the Meeting at seven.

All of the nominees below are now directors of the Corporation and have been directors since the dates indicated. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee at their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The Board adopted a “Policy on Majority Voting for Director Nominees” (the “Policy”) on August 8, 2013, which was most recently revised on March 6, 2023. The current Policy confirms that the majority voting requirements set out in the Canada Business Corporations Act apply to election of the Corporation’s directors. In particular: (a) separate votes of shareholders shall be taken with respect to each candidate nominated for director; (b) shareholders shall be entitled to vote “for” or “against” each candidate nominated for director; and (c) each candidate nominated for director shall be elected only if the number of votes cast “for” that person represents a majority of the votes collectively cast “for” and “against” that person by the shareholders who are present in person or represented by proxy.

The following table and the notes thereto state, as of April 8, 2026, the: (i) name, municipality, province or state of residence and country of residence of each nominee; (ii) the age of each nominee; (iii) the date each nominee first became a director of the Corporation (with the current term of each incumbent nominee expiring as of the holding of the Meeting); (iv) where applicable, the current position of each nominee with the Corporation (other than that of director); (v) the present status of each nominee as an independent or non-independent director; (vi) the committees upon which each nominee presently serves; (vii) the present principal occupation, business or employment of each nominee; (viii) the number of NACG Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (ix) the Board and committee meeting attendance record for each nominee in the fiscal year ended December 31, 2025, if applicable.

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Martin R. Ferron Houston, TX, USA 69 Years Old

Martin R. Ferron is presently the Chair of the Board of the Corporation, was, until December 31, 2021, the Executive Chair of the Board, and was, until December 31, 2020, the Chief Executive Officer of the Corporation. He originally joined the Corporation as President and Chief Executive Officer and as a member of the Board on June 7, 2012. He was appointed Chairman of the Board on October 31, 2017. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc., a NYSE-listed international energy services company. Prior to joining Helix, Mr. Ferron held a variety of senior executive positions for several oil service and construction companies in Europe and Africa. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and an MBA from Aberdeen University.

Director Since: June 7, 2012	Number of Securities Held

Chair of the Board	Common Shares	DSUs	Value at Risk[1]

Independent Director	2,275,738	240,553	$47,230,782

Meets share ownership guidelines

Committee Membership and Meeting Attendance Record

	Board		13 of 13

	Operations		5 of 5

1 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 31, 2026, in Canadian Dollars.

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Barry W. Palmer Edmonton, AB, Canada 64 Years Old

Barry W. Palmer became Chief Executive Officer of the Corporation on January 20, 2026. He had previously been appointed Chief Operating Officer on January 1, 2021, and had served as Regional President of the MacKellar Group since January 1, 2024, while also retaining his role as Chief Operating Officer. Mr. Palmer originally joined the company in 1982 as a heavy equipment operator, subsequently advancing through the company, holding positions of Operations Foreman; General Foreman; Superintendent; Project Manager; Operations Manager; General Manager, Vice-President, Heavy Construction and Mining Operations and Senior Vice President, Operations.

Director Since: January 20, 2026	Number of Securities Held[1]

President & CEO	Common Shares	DSUs	Value at Risk[2]

Non-Independent Director	250,981	87,867	$6,360,177

Meets share ownership guidelines

	Committee Membership and Meeting Attendance Record

	Not on Board in 2025

1 Mr. Palmer’s securities holdings listed above do not include restricted stock units (RSUs) and performance share units (PSUs), which are discussed in detail in the Compensation Discussion and Analysis section.

2 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 31, 2026, in Canadian Dollars.

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Bryan D. Pinney Calgary, AB, Canada 73 Years Old

Bryan D. Pinney served as the Corporation’s lead independent director from October 31, 2017 to December 31, 2024. He is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services. Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. He served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s Board of Directors and chair of its Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is the past Chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He currently serves on the board of TransAlta Corporation, where he is chair of the Governance, Safety and Sustainability Committee and a member of the Audit, Finance & Risk Committee, and on the board of SNDL, Inc., where he is Chair of the Audit Committee and a member of the Human Resources and Compensation Committee. He is also a director of a private residential construction company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Director Since: May 13, 2015	Number of Securities Held

Independent Director	Common Shares	DSUs	Value at Risk[1]

Meets Share ownership guidelines	26,000	185,415	$3,968,260

Committee Membership and Meeting Attendance Record

	Board		13 of 13

	Audit & Risk (Chair)		6 of 6

	Governance and Sustainability		6 of 6

	Human Resources and Compensation		6 of 6

1 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 31, 2026, in Canadian Dollars.

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John J. Pollesel Sudbury, ON, Canada 62 Years Old

John J. Pollesel is currently Lead Director for Electra Battery Materials Corporation, a Canadian multinational corporation engaged in mining and refining raw materials for electric batteries. Mr. Pollesel has more than 35 years of experience in the mining and metals industry and was formerly the Chief Executive Officer of Boreal Agrominerals Inc. Prior to Boreal, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). In his previous role as Chief Operating Officer for Vale’s North Atlantic Operations, Mr. Pollesel was responsible for one of the largest mining and metallurgical operations in Canada. Prior to Vale, he was the Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He has chaired Finance, Audit, HSE, Compensation and Advisory Committees in addition to holding director positions at Northern Superior Resources, Calico Resources Corp., Noront Resources Ltd. and numerous not-for-profit organizations. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University respectively. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

Director Since: November 23, 2017	Number of Securities Held

Independent Director	Common Shares	DSUs	Value at Risk[1]

Meets Share ownership guidelines	4,500	61,816	$1,244,751

Committee Membership and Meeting Attendance Record

	Board		13 of 13

	Audit & Risk		6 of 6

	Operations (Chair)		5 of 5

1 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 31, 2026, in Canadian Dollars.

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Maryse C. Saint-Laurent Calgary, AB, Canada 66 Years Old

Maryse C. Saint-Laurent is an accomplished executive and corporate director with over 25 years’ experience as a business-oriented corporate, transactional and securities lawyer in the energy, power, and mining sectors. She has led several M&A and multi-faceted financing transactions and has a strong governance background. Ms. Saint-Laurent also possesses several years’ experience in human resources, compensation and benefits/pension management. Ms. Saint-Laurent currently serves of the boards of directors of NFI Group Inc., BBA Group Inc. and ATB Financial and until most recently served on the board of Turquoise Hill Resources Ltd., where she served as Chair of the Special Committee, Chair of the Compensation Committee, Chair of the Governance and Sustainability Committee and as a member of the Audit Committee. She also served on the board of Pretivm Resources Inc., as a member of both the Human Resources and the Governance and Nominating Committees, the Alberta Securities Commission, where she served as Chair of the Compensation Committee and Guyana Goldfields where she served as Chair of the Compensation Committee and a member of the Audit Committee. Ms. Saint-Laurent holds a Master of Laws (securities and finance), from York University, Osgoode Hall Law School, an LL.B., BA and Certification in Human Resources and Indigenous Canada from the University of Alberta as well as her ICD.D and GCB.D designations.

Director Since: August 6, 2019	Number of Securities Held

Independent Director	Common Shares	DSUs	Value at Risk[1]

Meets share ownership guidelines	3,300	41,012	$831,736

Committee Membership and Meeting Attendance Record

	Board		13 of 13

	Human Resources and Compensation		6 of 6

	Governance and Sustainability (Chair)		6 of 6

1 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 31, 2026, in Canadian Dollars.

Management Information Circular April 8, 2026	9	North American Construction Group Ltd.

Thomas P. Stan Calgary, AB, Canada 68 Years Old

Thomas Stan is a seasoned executive with extensive experience across the energy and financial sectors. Over the course of his career, Thomas has held leadership roles in exploration and production (E&P), oilfield services, and investment banking, bringing a unique perspective to each. In 2012, Thomas founded Corval Energy Ltd., an oil company headquartered in Calgary, Alberta, focused on exploration and production in Manitoba and Saskatchewan. He served as President and CEO until 2019, guiding the company through significant growth and operational success. Prior to Corval, Thomas held senior positions in investment banking as Managing Director at Desjardins Capital Markets and Blackmont Capital Markets. His leadership experience also includes serving as President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, as well as Chair and CEO of Total Energy Services Ltd. Thomas began his career at Hess Corporation, later acquired by Petro-Canada, where he spent 16 years advancing into executive roles such as Vice President, Corporate Planning and Vice President, Corporate Development. He has also contributed his expertise as a board member for several organizations, including Sure Energy Ltd., Total Energy Services Ltd., Chair Energy Ltd., and Marble Point (later Teine Energy). A graduate of the University of Saskatchewan, Thomas holds a Bachelor of Commerce degree in Finance and Economics.

Director Since: July 14, 2016	Number of Securities Held

Independent Director	Common Shares	DSUs	Value at Risk[1]

Meets share ownership guidelines	4,150	67,808	$1,350,652

Committee Membership and Meeting Attendance Record

	Board		13 of 13

	Human Resources and Compensation (Chair)		6 of 6

	Operations		5 of 5

1 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 31, 2026, in Canadian Dollars.

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Kristina E. Williams Edmonton, AB, Canada 49 Years Old

Kristina E. Williams was named the President and CEO of Alberta Enterprise Corporation in 2014 and oversees the management of the Alberta Enterprise Fund with its 38 active venture capital fund investments and the underlying portfolio of more than 800 technology companies. Kristina also oversees AEC’s industry development activities, creating access to external markets and mentors for Canadian entrepreneurs. Prior to joining AEC, Kristina worked for several technology companies where her responsibilities spanned the spectrum of legal, regulatory, international and new business development, corporate strategic planning, intellectual property management, as well as marketing and sales. She is on the board of the Compassion House Foundation and also serves on the Alberta Securities Commission New Economy Advisory Committee and on the Board of the Canadian Venture Capital and Private Equity Association. She was the Honorary Consul for Sweden in Northern Alberta for 17 years. Kristina holds an MBA from the University of Alberta, a Master of Laws from Uppsala University in Sweden, an accreditation for the Venture Capital Executive Program from the University of California, Berkeley – Walter A. Haas School of Business, as well as an ICD.D from the ICD-Rotman Director Education Program.

Director Since: August 6, 2019	Number of Securities Held

Independent Director	Common Shares	DSUs	Value at Risk[1]

Meets share ownership guidelines	Nil	41,314	$775,464

Committee Membership and Meeting Attendance Record

	Board		13 of 13

	Audit & Risk		6 of 6

	Governance and Sustainability		6 of 6

1 Calculated as the aggregate number of DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 31, 2026, in Canadian Dollars.

Management Information Circular April 8, 2026	11	North American Construction Group Ltd.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

John Pollesel is a director of Electra Battery Minerals Corporation, which was formerly known as First Cobalt Corporation (“First Cobalt”). First Cobalt announced on June 21, 2017, that it had proposed a friendly merger with Cobalt One Ltd. (“Cobalt One”) and CobalTech Mining Inc. (“CobalTech”). At that time, First Cobalt signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be voted “AGAINST” the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his or her successor is appointed.

2.	Advisory Vote on Executive Compensation

The Corporation’s compensation policies and procedures are based on the principle of pay for performance. The Board of Directors believes they align the interests of the Corporation’s executive team with the long-term interests of NACG Shareholders. The Board also believes that NACG Shareholders should have the opportunity to fully understand the objectives, philosophy and principles used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. This non-binding advisory vote, commonly known as “Say-on-Pay”, gives each NACG Shareholder an opportunity to either endorse or not endorse the Corporation’s approach to its executive pay program and policies through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders of North American Construction Group Ltd. (the “Corporation”) accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2026 annual and special meeting of shareholders of the Corporation.”

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the Meeting.

The purpose of the Say-on-Pay advisory vote is to provide appropriate director accountability to the NACG Shareholders for the Board’s compensation decisions by giving NACG Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years. While NACG Shareholders will provide their collective advisory vote, the directors of the Corporation remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by NACG Shareholders.

As this is an advisory vote, the results will not be binding on the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with NACG Shareholders on compensation and related matters. The Corporation will disclose the results of the Say-on-Pay vote as a part of its report on voting results for the Meeting.

In the event that a significant number of Shareholders oppose the resolution, the Chair of the Board and the Chair of the Human Resources and Compensation Committee will oversee a consultation process with NACG Shareholders, particularly those who are known to have voted against it, in order to better understand their concerns. The Human Resources and Compensation Committee will review the Corporation’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Chair of the Board to discuss their specific concerns. Such discussion may be initiated by a Shareholder by sending an e-mail requesting the same to the Corporation’s Investor Relations department at IR@nacg.ca.

Following the review by the Human Resources and Compensation Committee, the Corporation will disclose to Shareholders a summary of the significant comments relating to compensation received from Shareholders in the process, a description of the process undertaken and a description of any resulting changes to executive compensation or why no changes will be made. The Corporation will provide this disclosure within six months of the Say-on-Pay vote, and no later than in the management information circular for its next annual meeting.

Management Information Circular April 8, 2026	12	North American Construction Group Ltd.

The Board recognizes that Say-on-Pay is an evolving area and will review this policy annually to ensure that it is effective in achieving its objectives.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the Corporation’s approach to executive compensation as described in the “Compensation Discussion and Analysis” portion of this Circular.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the above resolution with respect to approval of the Corporations’ approach to executive compensation, the persons named in the enclosed form of Proxy intend to vote for the above resolution with respect to approval of the Corporations’ approach to executive compensation.

3.	Ratification of Advance Notice By-Law

On March 19, 2026, the Board approved By-Law No. 3 of the Corporation (the “Advance Notice By-law”), with effect as of such date, the Board having determined that approval of such by-law was in accordance with corporate governance best practices and in the best interests of the Shareholders. The purpose of the Advance Notice By-law is to provide Shareholders, directors, and management of the Corporation with guidance on the nomination of directors. The Advance Notice By-law includes, among other things, a provision that requires advance notice be given to the Corporation in circumstances where nominations of persons for election to the Board are made by Shareholders of the Corporation. Additionally, the Advance Notice By-law sets a deadline by which Shareholders must submit director nominations to the Corporation prior to any annual general or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Corporation for the notice to be in proper written form for a nominee to be eligible for election.

In the case of an annual general meeting of shareholders, notice to the Corporation must be made not less than thirty (30) days prior to the date of the annual general meeting. However, in the event that the annual general meeting is to be held on a date that is less than fifty (50) days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the tenth (10th) day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual general meeting) notice to the Corporation must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting was made. Notwithstanding the foregoing, the Board may, in its discretion, waive any requirement set out in the Advance Notice By-law. Pursuant to the provisions of the CBCA, the Advance Notice By-law was effective as of March 19, 2026, and will be placed before Shareholders for approval, confirmation and ratification at the Meeting. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve and confirm, with or without variation, the following ordinary resolution ratifying, approving and confirming the Advance Notice By-law:

“Resolved that:

1.  By-Law No. 3 of the Corporation dated March 19, 2026 (the “Advance Notice By-law”), in the form set out in Schedule B to the management information circular of the Corporation dated April 8, 2026, be and is hereby ratified, approved and confirmed;

2.  The board of directors of the Corporation is authorized on behalf of the Corporation to make any amendments to the Advance Notice By-law as may be required by applicable regulatory authorities, without further approval of the shareholders of the Corporation, in order to ensure adoption of the Advance Notice By-law;

3.  Any one director or officer of the Corporation be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.”

In order to be passed, the resolution respecting the Advance Notice By-law must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting in respect of the resolution. The Advance Notice By-law provides that if it is not approved by an ordinary resolution of the Shareholders passed at the Meeting, then it shall terminate and be void and of no further force and effect.

The above summary is qualified in its entirety by the full text of the Advance Notice By-law attached to this Circular as Schedule B. The full text of the Advance Notice By-law is also available under the Corporation’s profile on SEDAR+ at www.sedarplus.com.

Management Information Circular April 8, 2026	13	North American Construction Group Ltd.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the resolution ratifying, approving and confirming By-Law No. 3 of the Corporation, being the Advance Notice By-Law described herein.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the above resolution with respect to ratification, approval and confirmation of By-Law No. 3 of the Corporation, being the Advance Notice By-law described herein, the persons named in the enclosed form of Proxy intend to vote for the above resolution.

4.	Appointment of Independent Auditors and Authorization of Directors to Fix Remuneration

At the Meeting, NACG Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditor’s remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2026, and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless an NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

5.	Other Matters

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

Management Information Circular April 8, 2026	14	North American Construction Group Ltd.

LETTER FROM HUMAN RESOURCES & COMPENSATION COMMITTEE CHAIR

Dear Fellow Shareholders,

On behalf of the Human Resources and Compensation Committee, I am pleased to share an overview of our approach to executive compensation, which is designed to support NACG’s strategy and align management’s interests with those of shareholders.

Pay Philosophy

NACG’s executive compensation philosophy is guided by the following fundamental principles: alignment with shareholder interests and pay for performance, transparency disclosure, and market-competitive compensation. A significant portion of executive compensation is variable and tied to corporate performance, safety, and long-term shareholder value creation. The Committee regularly reviews NACG’s compensation framework and market positioning, with the support of independent advisors, to help ensure the program remains appropriate for the Corporation’s evolving scale and strategy.

2025 Performance Context & Leadership Changes

In 2025, NACG continued to evolve as a larger and more diversified business, with the Australian platform becoming an increasingly important part of the Corporation’s scale, strategy, and leadership profile. The year also reflected the continued evolution of the business following the MacKellar acquisition and the announced acquisition of Iron Mine Contracting, further strengthening NACG’s position in Australia. The Corporation delivered record combined revenue and strong free cash flow, while earnings were affected by the Fargo-Moorhead cost update despite NACG’s earthworks portion of the project which performed as expected; furthermore, weather-related impacts in Queensland. This broader context shaped the Committee’s work throughout the year, including how we assessed executive roles, market competitiveness, and compensation outcomes.

The Committee’s work in 2025 and early 2026 also took place alongside changes in NACG’s executive leadership team. In January 2026, Joe Lambert resigned as President and Chief Executive Officer, and Barry Palmer assumed the role. The named executive officer group also evolved in 2025 to reflect the increasing scale and importance of NACG’s Australian operations following the MacKellar acquisition.

2025 Compensation Outcomes

NACG’s 2025 short-term incentive plan (“STIP”) measured performance against Bonus EBIT, Bonus EBITDA, Total Recordable Injury Rate (“TRIR”), and Serious Injury or Fatality Potential Rate (“SIFp”). Compared to the prior year, the 2025 scorecard was refined to replace the debt reduction metric with Bonus EBITDA, resulting in a financial component based entirely on earnings measures.

NACG achieved an overall STIP score of 24.2% of target, with the lower outcome driven by financial performance below target, while safety performance remained strong. In our view, this outcome demonstrates the integrity of NACG’s pay-for-performance framework.

NACG’s long-term incentive plan (“LTIP”) remains a key vehicle for aligning executives with long-term shareholder value creation. For 2025, LTIP awards continued to be delivered in the form of performance share units (“PSUs”) and restricted share units (“RSUs”), with PSU performance measured over a three-year period based on relative total shareholder return, Adjusted EBIT, free cash flow, and adjusted return on invested capital.

The Committee also approved a one-time special incentive for Barry Palmer in 2024 in his role as COO and Regional President of Australia. The award recognized the significance of his mandate in integrating NACG’s Australian operations and advancing leadership succession in the region. The award, with a maximum value of $1,000,000, was contingent on the achievement of three specific goals by the end of 2025, all of which the Committee determined had been fully achieved.

Governance and Shareholder Engagement

NACG continues to hold an annual advisory Say-on-Pay vote, and the Committee values shareholder feedback as an important part of maintaining a compensation framework that remains aligned with the Corporation’s strategy and shareholder interests. We remain committed to strong governance and ongoing review of our compensation programs to ensure they continue to support NACG’s long-term success.

Management Information Circular April 8, 2026	15	North American Construction Group Ltd.

In closing, we appreciate your continued support of NACG and encourage you to read the Compensation Discussion and Analysis section of this Circular for further detail on our executive compensation decisions and outcomes for 2025.

Sincerely,

Thomas P. Stan

Chair, Human Resources and Compensation Committee

Management Information Circular April 8, 2026	16	North American Construction Group Ltd.

COMPENSATION DISCUSSION AND ANALYSIS

2025 Named Executive Officers

The below discussion of executive compensation focuses on the compensation of the following executive team members for the year ended December 31, 2025, who are our “named executive officers” or “NEOs” for purposes of this compensation disclosure:

Named Executive Officer	Position in 2025

Joseph C. Lambert(a)	President and Chief Executive Officer

Jason W. Veenstra	Chief Financial Officer

Barry W. Palmer	Chief Operating Officer and Regional President for Australia

Andre S. Desbiens	Managing Director, MacKellar Group

Thomas S. Arndell	Vice President, Asset Management

(a)Mr. Lambert no longer holds the role of President and Chief Executive Officer. Effective January 20, 2026, Mr. Palmer has assumed the President and Chief Executive Officer role.

Executive Compensation Philosophy

Our executive compensation philosophy is guided by five fundamental principles – alignment with shareholder interests, pay for performance, transparent disclosure, shareholder say on pay and market competitive compensation:

Alignment with Shareholder Interests

It is in the Corporation’s best interest to meet or exceed shareholder expectations and to ensure continued access to capital on favorable terms. Accordingly, the pay “at-risk” or variable pay plans (Short-Term Incentive Plan (“STIP”) and Long-Term Incentive Plan (“LTIP”)) were designed to align the interests of the Corporation’s executives with shareholder interests.

Pay for Performance

The Corporation believes that executive compensation should be strongly correlated to the financial and safety performance of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, the Board has adopted the annual STIP, which rewards executives for the achievement of key financial, safety and other individual objectives in the more immediate term, as well as the LTIP, which rewards executives for overall financial success and value creation over the longer term.

Transparent Disclosure

The Corporation is committed to providing transparent disclosure of executive compensation. It is our intent to follow best practices, comply with all regulatory requirements and communicate our executive pay in plain language.

Shareholder Say on Pay

The Human Resources and Compensation Committee (“HRCC”) and the Board review and consider all shareholder feedback related to compensation matters and will continue existing practices regarding shareholder discussion and engagement. Our first shareholder “Say on Pay” vote was conducted in May 2020 and established the framework for conducting an annual non-binding advisory vote by shareholders on executive compensation.

Market Competitive Compensation

The Corporation has adopted a market-competitive executive total compensation package. It is the goal of the Corporation to attract and retain talented executives who are capable and motivated to execute the financial and business objectives of the Corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent.

Management Information Circular April 8, 2026	17	North American Construction Group Ltd.

Components of 2025 Executive Compensation

The following table summarizes the various components of compensation that NEOs were eligible to receive for 2025:

Component	Description	Time Frame
Base Salary	Salaries are based on the executive’s level of responsibility, skills and experience and the current market value of the position. Base salary adjustments are considered annually.	Annual market reviews and adjustments
Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the Corporation’s achievement of financial and safety performance in the fiscal year as compared to targets set by the Board. While the CEO’s STIP is based entirely on the Corporation’s achievement of targets, STIP for the other NEO’s includes an element of individual achievement. The value of each STIP target payout to an NEO is a fixed percentage of that NEO’s annual base salary, which percentage varies by position.

Annual performance
Payouts range from zero to a maximum of 1.5 times an NEO’s individual target annual bonus (2.0 times for the CEO), based on level of individual and corporate achievement.
Long-Term Incentive Plan (“LTIP”)

LTIP grants are made through two vehicles: (1) performance share units (PSUs) and (2) restricted share units (RSUs). Each LTIP grant is awarded 60% as PSUs and 40% as RSUs. The value of each LTIP grant to an NEO is a fixed percentage of that NEO’s annual base salary, which percentage varies by position.

Three-year performance cycle
Awards are equity-settled by the transfer of shares purchased by an arm’s length trust established for this purpose.
Special Incentive for COO / Regional President for Australia

The HRCC approved a special one-time incentive in 2024 applicable only to Mr. Palmer, in his role as COO and Regional President of Australia, related to the integration of Australian operations and succession of leadership within that region. The incentive was paid based on three targets set for Mr. Palmer to be achieved in 2025 in relation to such integration and succession, all of which the HRCC subsequently determined had been met.

Paid as one-time incentive
Retirement Arrangements

The Corporation matches contributions of Canadian NEO’s to Registered Retirement Savings Plans (“RRSPs”) up to a maximum of 5% of base salary. If or when the NEO reaches their annual contribution limits, the remaining contributions for the calendar year are made to a non-registered savings plan (“Group Investment Account”). For Australian NEO’s, the Corporation adheres to Superannuation compliance.

Paid in conjunction with base salary
Benefit Plans	Executive benefit plans, paid for by the Corporation, provide extended health, dental, disability and insurance coverage.	Monthly premiums
Perquisites	Limited perquisites are provided such as a vehicle allowance, and reimbursement of fuel purchases.	Monthly, as incurred

Base Salary

Base salaries for the NEOs are reviewed each year by the HRCC. The HRCC may make adjustments to an NEO’s salary as a result of a change in the NEO’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s department(s), during the previous year. In reviewing the base salaries of the NEO’s, the HRCC also considers comparator group compensation studies provided by third party compensation consultants, internal pay relationships, total direct target compensation,

Management Information Circular April 8, 2026	18	North American Construction Group Ltd.

total employee cost and the pay position of each executive in the market (including consideration of geographic factors in determining applicable market). Any changes to CEO base salary must be approved by the Board. Changes to base salaries for other NEO’s must be approved by the HRCC.

The following table sets out the base salaries of the NEO’s as at December 31, 2025:

NEO	December 31, 2025 Base Salary ($)	December 31, 2024 Base Salary ($)	% change

Joseph C. Lambert	700,000	675,000	3.7%

Barry W. Palmer(a)	520,000	497,035	4.6%

Andre S. Desbiens(b)	463,881	N/A	N/A

Thomas S. Arndell(c)	463,881	N/A	N/A

Jason W. Veenstra	415,000	400,000	3.8%

(a)Values for Barry W. Palmer as of December 31, 2024 are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2024 average exchange rate of $0.9037.

(b)Values for Andre S. Desbiens as of December 31, 2025 are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739. Mr. Desbiens was not an NEO in 2024.

(c)Values for Thomas S. Arndell as of December 31, 2025 are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739. Mr. Arndell was not an NEO in 2024.

Following an analysis from the Corporation’s compensation consultant, Hugessen Consulting, at the recommendation of the HRCC, the board approved the above increases for the CEO, COO and CFO effective June, 2025. Such adjustments reflect the increased global scale of the Corporation from its significant expansion into Australia and then current market compensation levels. Base salaries of Mr. Desbiens and Mr. Arndell were approved as part of the Corporation’s acquisition of the MacKellar Group in 2023 and reflect market conditions in Australia.

Short-Term Incentive Plan (“STIP”)

STIP is the primary performance-based pay vehicle the Corporation uses to reward executives for their contributions to strong financial and safety performance in a fiscal year. Its purpose is to motivate executives to meet or exceed the Corporation’s annual financial and safety targets and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.

The graphic below displays the method by which STIP is calculated for NEO’s other than the CEO. The method for the CEO does not include an Individual Performance factor, as the CEO’s individual performance is seen as 100% correlated to corporate performance (see below under “Financial Weighting” for definitions of “Bonus EBITDA” and “Bonus EBIT” and under “Safety Weighting” for definitions of “TRIF” and “SIFp”).

Management Information Circular April 8, 2026	19	North American Construction Group Ltd.

The following describes the basic terms of the STIP:

Participants	Salaried employees active on the payment date.

Vesting	The participant must be employed by the Corporation at the time of payout or award is forfeited.

Performance Cycle	12 months

Performance Threshold	75% of the financial goals must be achieved to trigger any STIP payment.

Performance Measures	CORPORATE PERFORMANCE (50% weight) (100% for the CEO)
Financial (90% weight of Corporate Performance)

The Corporation’s financial targets for the business are determined by the Board annually. Targets are set based on prior financial performance and forecasted performance based on projected market conditions.

Safety (10% weight of Corporate Performance)
The Corporation’s safety targets for the business are approved annually by the Board. Targets are based on industry-standard metrics and prior year performance achievements.
INDIVIDUAL PERFORMANCE (50% weight) (0% for the CEO)

Individual goals in alignment with the Corporate strategy are cascaded to the
Executive team. Corporate strategic goals and objectives are established which drive the business forward. They are set annually and reviewed and approved by the Board. Individual performance weighting is constrained by Corporate
Performance (i.e. the maximum 50% weighting can only be achieved with 100%
Corporate Performance).

Payout Timing	Paid in the following year once performance measures have been assessed.

Payout Range	Payment range for the CEO is 0 - 2.0x, based on a STIP payout curve approved by the Board.

Payment range for each of the other NEOs is 0 - 1.5x, based on a STIP payout curve approved by the Board.

There is no STIP payout if financial performance is below 75% of target. Maximum Awards may only be achieved when financial performance exceeds 125% of target performance and safety targets are 100% achieved.

Payout	Paid following the end of the fiscal year based on audited financial statements and determination of final safety metrics.

Change of Control	CEO: 2.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. Other NEOs: No payment triggered. See below for details.

Termination Without Cause	CEO: 1.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. CFO & COO: Receive 90% of their pro-rated STIP. Other NEOs: No payment triggered. See below for details.

Management Information Circular April 8, 2026	20	North American Construction Group Ltd.

Financial Weighting

For 2025, the Corporation used Adjusted EBIT and Adjusted EBITDA as the financial metrics under the STIP because the Corporation considers them good indicators of overall corporate performance. Under the STIP, the HRCC may make recommendations to the Board regarding adjustments to Adjusted EBIT and Adjusted EBITDA, thus defining “Bonus EBIT” and “Bonus EBITDA”, to eliminate factors not considered to be related to the performance of management.

Safety Weighting

Health and safety is a key priority for the Corporation and so it has incorporated safety metrics into the STIP. For 2025, the Corporation used an equal weighting of Total Recordable Injury Rate (“TRIR”) and Serious Injury or Fatality Potential Rate (“SIFp”) as the safety metric. Consistent with last year, the TRIR is an industry and nationally-recognized standard safety measure that is in line with our clients’ measurement standards for safety on mining construction sites. It is based on the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked. The calculation for TRIR is the number of recordable cases multiplied by 200,000, divided by the total number of hours worked by all employees during the year.

Similarly, the SIFp is a measure designed to evaluate the potential for serious injuries or fatalities within the workplace. It focuses on identifying and quantifying incidents that, under slightly different circumstances, could have resulted in a serious injury or fatality. The SIFp calculation involves the number of incidents with serious injury or fatality potential multiplied by 200,000, divided by the total number of hours worked by all employees during the year. This metric helps the Corporation proactively manage and mitigate high-risk situations, ensuring alignment with industry best practices for safety management.

STIP Targets

STIP for 2025 was assessed and changed from the 2024 targets to be based on a weighted framework comprising 45% Bonus EBITDA, 45% Bonus EBIT, and 10% safety performance, consistent with the STIP framework in the 2023 program.

Safety performance accounted for 10% of the overall STIP assessment and was measured equally based on Total Recordable Injury Frequency (“TRIF”) and Serious Injury and Fatality Potential (“SIFp”), with targets of 0.5 and 0.4, respectively.

The Board approves both the financial and safety targets annually. These targets are intended to be stretch targets. The Board approved the Bonus EBITDA & Bonus EBIT targets for the year ending December 31, 2025, after taking into account the results from 2024, as well as the budget and business strategy for 2025. The Board also approved the TRIR and SIFp targets for the year ending December 31, 2025, considering the results from 2024 and the areas of focus and business plans for 2025 and onward.

STIP Awards

The HRCC makes an annual recommendation to the Board regarding the STIP award for the CEO on the basis of the Corporation’s financial and safety performance. The Board makes the final determination of the CEO’s STIP award based on the HRCC’s recommendation. The CEO makes an annual recommendation to the HRCC with respect to the STIP award for the other NEO’s after consideration and assessment of the individual achievements of the other NEO’s. The HRCC makes the final determination of the STIP awards for the other NEOs, based upon the CEO’s recommendation and the same corporate performance criteria as are applied to the CEO.

Management Information Circular April 8, 2026	21	North American Construction Group Ltd.

The following table sets out the STIP target, performance weightings, and maximum STIP potential for the year ended December 31, 2025:

NEO	CY2025 STIP Target as Percentage of Base Salary (%)	Performance Weighting		STIP Target (a)	Maximum STIP Potential(b)
		Corporate	Individual

Joseph C. Lambert	100%	100%	0%	$700,000	2.0x	$1,400,000

Barry W. Palmer	100%	50%	50%	$520,000	1.5x	$780,000

Andre S. Desbiens(c)	100%	50%	50%	$463,881	1.5x	$695,822

Thomas S. Arndell(d)	100%	50%	50%	$463,881	1.5x	$695,822

Jason W. Veenstra	100%	50%	50%	$415,000	1.5x	$622,500

(a)STIP Target is determined as follows: Base Salary from January 1, 2025 to December 31, 2025, multiplied by CY2025 STIP Target Percentage. This calculation takes into consideration base salary changes made part way through the calendar year and the number of eligible calendar days in the period.

(b)The Maximum STIP Potential is based on two times (2x) the base salary earned for the period for Mr. Lambert, and one and one-half times (1.5x) the base salary earned for the period for all other NEOs.

(c)The STIP Target and Maximum STIP Potential values for Andre S. Desbiens are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

(d)The STIP Target and Maximum STIP Potential values for Thomas S. Arndell are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

STIP Settlement

STIP is paid in cash following the end of the fiscal year based on audited financial statements and determination of final safety metrics. The CEO, CFO, and COO may elect to take up to 50% of their annual STIP in the form of DSUs.

Management Information Circular April 8, 2026	22	North American Construction Group Ltd.

Long-Term Incentive Plan (“LTIP”)

The purpose of the Corporation’s equity-based LTIP is to motivate NEOs to achieve and increase mid and long-term Corporate performance, which will grow the value of the Corporation over the long term and generate greater returns for shareholders. Under the LTIP, incentives are awarded to NEOs 60% in the form of Performance Share Units (“PSUs”), which for the purpose of the LTIP are RSUs with performance criteria, and 40% in the form of Restricted Share Units (“RSUs”).

The following describes the basic terms of RSUs and PSUs:

Participants	Management Employees active on the grant date.
Vesting/Maturity	“Cliff-vest” or mature three years from the date of grant. Subject to limited exceptions, the participant must be employed by the Corporation at the time of vesting or award is forfeited.
Performance Cycle	Three years from the grant date.
Performance Measure	RSU settlement is based on the market value of a common share as of the maturity date.
PSU settlement is based on the market value of a common share as of the maturity date as modified by a performance factor determined by the Board as at the time of original issuance of the PSU.
PSU participants may receive 0% to 200% of their target grant, based on the applicable performance factor.

Performance factor for PSU grants is based equally on four criteria: (a) TSR as compared to a peer comparator group approved by the Board; (b) adjusted earnings before interest and taxes; (c) free cash flow; and (d) adjusted return on invested capital. The first criterion is calculated based on market values, including dividends. The other criteria are based on 3-year targets approved by the Board.

Settlement Timing	Settled within 90 days following Maturity Date and in any event no later than December 31 of the year in which the Maturity Date occurs.
Equity Settlement	Settled with shares purchased on the open market by an arm’s length trust established for such purpose.
Change of Control	Become earned. See below for details.
Termination	Become forfeited. See below for details.

Under the LTIP, an RSU and/or a PSU is a right granted to a participant to receive, at the Corporation’s option, either a Common Share of the Corporation or a cash payment equivalent to the fair market value of a Common Share of the Corporation as at the maturity date. RSUs mature on the third anniversary of the grant date. Subject to performance criteria, PSUs also mature on the third anniversary of their grant date. If any dividends are paid on the NACG Common shares, additional RSUs or PSUs are credited to the participant to reflect such dividends.

The LTIP provides that, in the event of termination of a participant (with or without cause), all RSUs and PSUs that are not determined to be “earned RSUs” are immediately forfeited unless otherwise permitted under a participant’s employment agreement. In the event of the disability of a participant, or the retirement of a participant that is approved by the Compensation Committee as a “qualified retirement”, all earned RSUs will be redeemed within 30 days of the maturity date and any RSUs which have not completed their prescribed term (credited RSUs) will continue to be eligible to become earned RSUs as if the participant was still employed by the Corporation. On the death of a participant, all credited RSUs or PSUs will be deemed earned and will be redeemed within 90 days of the date of the participant’s death, or in the case of PSUs, will be settled following receipt of the results required to measure the performance criteria. Rights respecting RSUs and PSUs are not transferable or assignable other than by will or the laws of descent and distribution.

Upon a Change of Control, all outstanding RSUs that are not earned RSUs held in the participant’s RSU Account on the date the Change of Control transaction is completed will be deemed to be earned RSUs. The value of the earned RSUs will be fixed at the date of Change of Control and final payment deferred until the end of the maximum term (3 years) of the RSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated by the Participant for any reason other than death, disability,

Management Information Circular April 8, 2026	23	North American Construction Group Ltd.

qualified retirement or good reason as defined in the plan, all earned RSUs will be immediately forfeited, unless otherwise permitted under a participant’s employment agreement (Refer to Termination Chart herein). In the case of a termination without cause, within 36 months following a Change of Control, all earned RSUs will be paid out.

LTIP Targets

Our PSU performance metrics include a balanced mix of TSR, adjusted EBIT, free cash flow, and adjusted return on invested capital. In 2025, we maintained this approach.

As with prior grants, the TSR performance metric continues to be calculated based on market values over the three-year term of the PSU’s, including dividends, relative to a benchmark group. The Board made no changes to the benchmark group for the 2025 PSU grants, which is as follows:

2025 NACG TSR Comparator Group
Aecon Group Inc.
Badger Infrastructure Solutions Ltd.
Bird Construction Inc.
Granite Construction Incorporated
Mullen Group Ltd.
Sterling Construction Company, Inc.
S&P/TSX Small Cap Index: Materials subset
S&P/TSX Small Cap Index: Industrials subset
S&P/TSX Small Cap Index: Energy subset

For 2025 grants, the performance targets and payouts for TSR in relation to the comparator group, to be determined over their three-year term, are as follows:

NACG TSR Percentile Rank relative to the Group	% of PSU Target Earned
At or above 90th Percentile (Maximum)	200%

75th Percentile (Stretch)	150%

50th Percentile (Target)	100%

25th Percentile (Threshold)	25%

The three absolute PSU performance metrics are based on 3-year targets approved by the Board. All three of these metrics (adjusted earnings before interest and taxes “Adjusted EBIT”, free cash flow and adjusted return on invested capital) are non-GAAP financial measures. Adjusted EBIT is defined as adjusted net earnings before the effects of interest expense and income taxes. Free cash flow is defined as cash from operations less cash used in investing activities including purchases funded by equipment leases but excluding cash used for acquisitions and growth capital. Adjusted return on invested capital is defined as Adjusted EBIT less tax divided by average invested capital (net debt + shareholder’s equity). See the discussion of non-GAAP financial measures in our most recent MD&A for further details.

PSU Performance Metrics for 2025 Awards

Metric	Weight	Performance Period
Relative TSR	25%	Measured 3-year point-to-point (from July to June) against TSR comparator group
Adjusted EBIT	25%	Measured 3-year performance from January preceding July grant date to December preceding June vest date (e.g., FY2025-FY2028 for July 2025 grant)
Free Cash Flow	25%
Return On Invested Capital	25%

Management Information Circular April 8, 2026	24	North American Construction Group Ltd.

LTIP Awards

The following table outlines the LTIP target values and actual LTIP awards for the NEOs for the year ended December 31, 2025:

NEO	Annual LTIP Value at Target (% of base salary)	% as RSUs	RSUs Granted July 1, 2025	% as PSUs	PSUs Granted July 1, 2025

Joseph C. Lambert	250%	40%	31,384	60%	47,076

Jason W. Veenstra	150%	40%	11,164	60%	16,746

Barry W. Palmer	150%	40%	13,989	60%	20,983

Andre S. Desbiens	100%	40%	9,236	60%	13,854

Thomas S. Arndell	100%	40%	9,236	60%	13,854

LTIP Settlement

Since 2014, the Corporation has elected to settle both RSUs and PSUs in shares. Such shares have been acquired in open-market purchases by an arm’s-length trust established by the Corporation in June of 2014 for such purpose. As at December 31, 2025, the trust held 871,244 shares. Shares held by the trust are accounted for as treasury shares in the Corporation’s financial statements.

Special Incentive Compensation

On December 9, 2024, the Human Resources and Compensation Committee resolved to grant a one-time special incentive compensation to Mr. Palmer, in his role as COO and Regional President of Australia, related to the integration of Australian operations and succession of leadership within that region. Payment of the special incentive compensation, comprising a maximum of $1,000,000, was conditional on the achievement by Mr. Palmer, by the end of 2025, of three specified goals that related to such integration and succession. On January 6, 2026, the HRCC determined that Mr. Palmer had fully achieved all three goals.

Retirement Arrangements

The Corporation does not have a pension plan. For the year ended December 31, 2025, the Corporation remitted a total of $277,808.94 for Registered Retirement Savings Plans, Non-Registered Savings Plans (Group Investment Accounts), and Superannuation for the NEOs.

Benefit Plans

The Corporation provides NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for fuel purchases, and company provided smart phone or smart phone allowance.

Core Comparator Group

The HRCC reviews and approves a core comparator group as a reference in establishing target pay. This group differs somewhat from the TSR comparator group discussed above, as the factors used in assessing competitive compensation are somewhat different than the factors used in assessing Corporate financial performance. For the compensation comparator group, the Board chooses companies that meet the following criteria:

(a)	compete with NACG for customers and revenue;

(b)	compete with NACG for executive talent, particularly in the Alberta labour market;

(c)	compete with NACG for equity or other capital;

(d)	are in the same or similar industry, such as construction and engineering or oil and gas equipment and energy services;

(e)	are of comparable size, in terms of revenue, assets, EBITDA, market capitalization and enterprise value; and

(f)	have reliable benchmark compensation information available.

Management Information Circular April 8, 2026	25	North American Construction Group Ltd.

Certain direct competitors are not included in our comparator group because they are private corporations or partnerships or smaller divisions of larger corporations with insufficient compensation information available for them. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of individual performance, industry knowledge base, professional degrees and certifications, relevant skills, abilities, years of service, executive experience and market conditions (including variances by geographic region).

The following table sets out NACG’s current compensation comparator group, showing that NACG is positioned at the 16th percentile for total enterprise value (“TEV”), 3rd percentile for market capitalization, 26th percentile for revenue, 85th percentile for EBITDA, 7th percentile for net income, and 49th percentile for total assets:

Company Name (dollars in millions) (a)(b)	TEV	Market Cap.	Revenue	EBITDA	Net Income	Total Assets	HQ Country
Aecon Group Inc.	$2,216	$1,983	$5,160	$69	$8	$3,739	Canada

Badger Infrastructure Solutions Ltd.	$2,821	$2,467	$1,122	$180	$86	$1,074	Canada

Bird Construction Inc.	$1,793	$1,580	$3,456	$141	$94	$1,855	Canada

CES Energy Solutions Corp.	$3,096	$2,598	$2,435	$305	$178	$1,623	Canada

Emeco Holdings Limited	$759	$581	$752	$255	$73	$1,205	Australia

Enerflex Ltd.	$3,492	$2,577	$3,525	$591	$88	$3,694	Canada

Macmahon Holdings Limited	$1,446	$1,297	$2,337	$275	$84	$1,566	Australia

Mullen Group Ltd.	$2,540	$1,505	$2,134	$303	$91	$2,570	Canada

NRW Holdings Limited	$2,297	$2,164	$3,283	$220	$45	$1,874	Australia

Perenti Limited	$2,714	$2,398	$2,894	$545	$112	$2,894	Australia

RPC, Inc.	$1,505	$1,618	$2,013	$301	$44	$2,013	United States

Total Energy Services Inc.	$594	$546	$1,010	$173	$61	$1,015	Canada

Trican Well Service Ltd.	$1,412	$1,256	$1,096	$239	$112	$1,014	Canada

North American Construction Group Ltd.	$1,366	$557	$1,284	$365	$39	$1,830	Canada

Percentile Positioning	16%	3%	26%	85%	7%	49%

(a)Source: Hugessen Consulting

(b)Information is from public filings for the most recently reported four quarters, available as at March 4, 2026. Revenue, EBITDA, and Net Income are trailing 12-month values as of December 31, 2025 and TEV, Market Cap, and Total Assets are as of December 31, 2025, pursuant to publicly filed information. The revenue of the Corporation in the above chart is “Total Combined Revenue”, which is a non-GAAP measure that includes revenue from certain equity-accounted joint ventures that would otherwise not be included. The Corporation feels that “Total Combined Revenue” provides a more accurate reflection of the size of the Corporation than revenue determined strictly in accordance with GAAP. See the Corporation’s most recently filed Management Discussion & Analysis for the year ended December 31, 2025, for further details on “Total Combined Revenue” and non-GAAP measures generally.

Management Information Circular April 8, 2026	26	North American Construction Group Ltd.

2025 Compensation Decisions Regarding NEOs

STIP Program Objectives and Results

For the year ended December 31, 2025, the following Corporate STIP targets were recommended by the HRCC and approved by the Board under the STIP program, with achievement as indicated:

Metric	2025 Target and Achievement	Board- Approved STIP Score

Financial Performance (90% weighting)

Bonus EBIT (45%)	The Corporation achieved $118.2M Bonus EBIT from continuing operations, which was 49.4% of the target of $239.5M.	14.2%
Bonus EBITDA (45%)	The Corporation achieved $341M Bonus EBITDA from continuing operations, which was 76.7% of the target of $444.8M.

Safety Performance (10% weighting)

Total Recordable Injury Rate (“TRIR”)	In 2025, there were a total of twelve injury cases, resulting in a TRIR of 0.39 Target was to achieve a TRIR of 0.50 or less.	10.0%
Serious Injury or Fatality Potential Rate (“SIFp”)	In 2025, there were a total of six SIFp incidents, resulting in an SIFp of 0.08. Target was to achieve a SIFp of 0.40 or less.

For the fiscal year 2025, the financial metrics used in the STIP performance metrics were Bonus EBIT and Bonus EBITDA, equally weighted and comprising 90% of the overall Corporate performance measures. With respect to each of the Bonus EBITDA and Bonus EBIT targets, the Board approved a STIP payout curve that provides for payout of 0% of target payout if less than 75% of target performance is achieved, 25% of target payout if 75% of target performance is achieved, 75% of target payout if 87.5% of target performance is achieved, 100% of target payout if 100% of target performance is achieved and a maximum payout of 150% of target payout if 125% or more of target performance is achieved (with intermediate achievement being interpolated on a linear basis) and with maximum payout for the CEO being 200% of target payout, as per the CEO’s written employment agreement. This payout curve, as applied to achievement, determines the actual STIP score stated above.

For the fiscal year 2025, the Corporation achieved $118.2 million in Bonus EBIT, amounting to 49.4% of the target, and $341 million in Bonus EBITDA, amounting to 76.7% of the target. These achievements resulted in a STIP payout on financial metrics equal to 14.2% of target payout.

We continue to strive for zero workplace injuries. For that reason, safety performance continues to be an important factor to achieving our STIP goals. In 2025, the Total Recordable Injury Rate (“TRIR”), which is an industry and nationally-recognized standard safety measure, was used as one of two safety metrics. It is based on the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked (refer also to the EXECUTIVE COMPENSATION - Short-Term Incentive Plan in this document for the calculation for TRIR).

In 2025, there were fourteen recordable injuries resulting in a TRIR of 0.39, with a recorded 7.1 million exposure hours. With a target TRIR of 0.50 or less, this portion of the safety performance measure was achieved.

In 2025, there were three SIFp critical incidents, resulting in a SIFp of 0.08, with a recorded 7.1 million exposure hours. With a target SIFp of 0.40 or less, this portion of the safety performance measure was achieved.

Combined financial and safety performance, once weighted, resulted in an overall STIP score of 24.2%.

For Mr. Desbiens and Mr. Arndell, STIP was calculated per the above with the exclusion of the Nuna Group of Companies financials, based on achieving $122.8M Bonus EBIT and $343.5M Bonus EBITDA, resulting in an overall STIP score of 28.8% once weighted.

Management Information Circular April 8, 2026	27	North American Construction Group Ltd.

Actual STIP Awards

The following table sets out the STIP target, maximum STIP award, and actual STIP for the year ended December 31, 2025:

NEO	CY2025 STIP Target as Percentage of Base Salary (%)	STIP Target	Maximum STIP Award		Actual CY2025 STIP Award
Joseph C. Lambert	100%	$700,000	2.0x	$1,400,000	$172,415

Andre S. Desbiens(a)	100%	$463,881	1.5x	$695,822	$133,611

Thomas S. Arndell(b)	100%	$463,881	1.5x	$695,822	$133,611

Barry W. Palmer	100%	$520,000	1.5x	$780,000	$123,794

Jason W. Veenstra	100%	$415,000	1.5x	$622,500	$99,085

(a)The STIP Target, Maximum STIP Award, and Actual CY2025 STIP Award values for Andre S. Desbiens are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

(b)The STIP Target, Maximum STIP Award, and Actual CY2025 STIP Award values for Thomas S. Arndell are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

Executive Team Achievement Highlights and Awards – 2025

The Executive team continued its focus on the Corporation’s’ strategies throughout 2025. The achievements of overall Corporate performance and each NEO’s goals are aligned with the elements of the Corporation’s strategies, as summarized below.

Corporate Business Strategy

Corporate Excellence
Seek efficiencies through corporate strategies that continue to build and enhance the Corporation’s profitability and management of working capital.
Our continued commitment to the development of sustainability targets and consistent measurement of progress to those targets.

Execution Excellence
Provide the best standard of client customer service in terms of safety, quality and productivity that exceeds our client’s expectations and our competitors’ capabilities.
Enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through the leveraging of our reliability programs, technical improvements and management systems.
Focus on the safety of our people and our relationships as we emerge from the pandemic, maintaining an uncompromising commitment to health and safety, while elevating the standard of excellence in the field.

Growth & Diversification
Continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.

Talent Management
Continuously build upon the Corporation’s bench strength by supporting the career development and enhance the job satisfaction of our employees through training and development at all levels within the organization.

Management Information Circular April 8, 2026	28	North American Construction Group Ltd.

Each member of the executive team is accountable for achieving certain results based on the Corporation’s strategic objectives and financial and safety targets. The degree to which the Corporation achieves these goals is the degree to which the NEOs will see their compensation in the form of “at-risk” pay increase. Because much of the “at-risk” pay is directly aligned with the Corporation’s share price and financial success, the variable pay is strongly aligned with shareholders’ interests. The following are the major achievements of each NEO in 2025 and their respective awards:

Joseph C. Lambert

President & Chief Executive Officer Total Direct Compensation Target Pay Mix

Base Salary 22%
STIP 22%
LTIP 56%

Mr. Lambert’s base salary was increased to $700,000 effective June 1, 2025.

Under the terms of the STIP Mr. Lambert’s annual incentive award was targeted at 100% of annual base salary and was entirely linked to achievement of the Corporation’s financial and safety targets. Pursuant to the terms of Mr. Lambert’s employment agreement, upon his departure he was entitled to receive his STIP attributable to 2025. Because Mr. Lambert’s departure from the Corporation came before final determination of STIP, the amount was estimated, resulting in him receiving a STIP payout at 25% of target, despite a 24.2% Corporate achievement. That resulted in a STIP award of $172,415, for the year ended December 31, 2025.

Under the terms of the LTIP Mr. Lambert’s annual award was targeted at 250% of annual base salary, or $1,750,000 in grant date value, issued 60% as PSUs and 40% as RSUs, with achievement being determined over the three-year term of the PSUs and RSUs.

Mr. Lambert’s total direct compensation at target for 2025 was comprised of 78% of pay “at-risk” through short- and long-term incentive plans, with 56% of his target pay mix tied to the Corporation’s share price performance through the annual long-term incentive plan award. Also, 60% of his variable long-term compensation is in the form of PSUs, which have relative TSR and other financial performance metrics.

Management Information Circular April 8, 2026	29	North American Construction Group Ltd.

Jason W. Veenstra

Chief Financial Officer Total Direct Compensation Target Pay Mix

Base Salary 29%
STIP 29%
LTIP 42%

As Chief Financial Officer, Mr. Veenstra is responsible for the strategic leadership, direction and guidance for all financial activities of the Corporation.

Mr. Veenstra’s base salary was increased to $415,000 effective June 1, 2025.

Under the terms of the STIP, Mr. Veenstra’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements. Mr. Veenstra’s individual achievements for 2025 included the following:

Execution Excellence:

Led stewardship of free cash flow which allowed for allocation to all three objectives: net debt management (ended the year at 2.4x net debt to TTM EBITDA ratio despite margin challenges in three of four quarters and growth assets being commissioned throughout the year); continued shareholder returns primarily through share purchase and cancellation; and strategic growth spending in Australia.

Facilitated the NCIB program primarily through the confidence provided to stakeholders regarding future profitability and maintenance of a prudent dividend payout ratio.

Managed debenture conversion in the first quarter which resulted in issuing 3.0 million shares while importantly reducing net debt by $73 million.

Growth and Diversification:

Oversaw the full financial integration of MacKellar Group primarily focused on consistent financial practices, remediation of the material weakness from 2024 and the complete implementation of the JD Edwards ERP.

Led the extension of our credit facility with a syndicate of Canadian lenders for a Canadian and Australian dollar facility totaling $530 million. Including permitted secured equipment financing, the total borrowing limit is $950 million which is required to finance growth spending.

Directed our inaugural raise of senior unsecured financing which generated cash proceeds of $350 million and resulted in cash liquidity of $422 million at year-end to support continued growth in Australia and infrastructure.

Management Information Circular April 8, 2026	30	North American Construction Group Ltd.

Corporate Excellence:

Ongoing financial management of the corporate balance sheet providing accurate financial data and forecasting which steered corporate short-term and long-term business strategy: managed net debt during continued growth phase in 2025; disciplined capital spending; several working capital initiatives established to minimize cash investment impacts; diligently managed inventory to maintain optimal levels; and worked directly with joint ventures to manage financing requirements.

Stewarded combined annual revenue records in 2025, achieving $1.5 billion, compared to $1.4 billion in 2024. In addition to management and timely reporting of the revenue growth, led the disciplined approach of general and administrative expenses being lower than 5% of revenue.

Second year oversight and support of MacKellar Group which: posted record operating and financial performances through strong equipment utilization; secured incremental contract commitments; accepted and commissioned haul trucks from Canada; and established routine and timely financial reporting policies and processes.

Led corporate financial strategy and supported operational decision-makers through the use of continuous forecasting and refined reporting systems, while maintaining regulatory filing requirements. Stable monthly processes provided forecasted reporting of complex key performance indicators such as contractual backlog, equipment utilization and diversification targets.

Oversight of inter-department process improvements to deliver stream-lined services to the business. Public disclosure changes and policies implemented during the year to enhance readability and understanding for our various stakeholders.

Talent Management:

Continued improvements in forecasting accuracy and reporting allowed for improved business decision-making and visibility.

Encouraged growth and development of employees of the Finance, Supply Chain and Corporate Business Services with a view for leadership, accountability and engagement among employees.

These goal achievements resulted in a STIP payout at 24.2% of target for Mr. Veenstra, which resulted in a STIP award of $99,085 for the year ended December 31, 2025.

Under the terms of the LTIP Mr. Veenstra’s annual award is targeted at 150% of annual base salary, or $622,500 in grant date value, issued 60% as PSUs and 40% as RSUs, with achievement being determined over the three-year term of the PSUs and RSUs.

Mr. Veenstra’s total direct compensation at target is comprised of 71% of pay “at-risk” through short- and long-term incentive plans, with 42% of his target pay mix tied to the Corporation’s share price performance through the annual long-term incentive plan award. Also, 60% of his variable long-term compensation is in the form of PSUs, which have relative TSR and other financial performance metrics.

Management Information Circular April 8, 2026	31	North American Construction Group Ltd.

Barry W. Palmer

Chief Operating Officer Total Direct Compensation Target Pay Mix

Base Salary 29%
STIP 29%
LTIP 42%

In his role as Chief Operating Officer, Mr. Palmer is responsible for driving operational excellence for NACG’s heavy construction and mining business activities, projects, and assets, as well as maintenance services. He oversees operations activities, asset management, maintenance, and support services, including estimating and business development. In addition to his role as COO, Mr. Palmer also serves as Regional President for Australia, where he has been instrumental in integrating MacKellar’s operations throughout 2025. Mr. Palmer represents the Corporation in industry and client relations and fosters a progressive employee relations culture and a strong safety culture in alignment with corporate strategies.

Mr. Palmer’s base salary was increased to $520,000 effective June 1, 2025.

The HRCC approved a one-time special incentive in 2024 applicable only to Mr. Palmer, in his role as Chief Operating Officer and Regional President of Australia, related to the integration of Australian operations and succession of leadership within that region. The incentive was paid based on three targets set for Mr. Palmer to be achieved in 2025 in relation to such integration and succession, all of which the HRCC subsequently determined had been met resulting in payment of $1,000,000 to Mr. Palmer.

Under the terms of the STIP, Mr. Palmer’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements. Mr. Palmer’s individual achievements for 2025 included the following:

Execution Excellence:

Actively supporting NACG safety excellence in achieving its 2025 safety performance metrics while reaching a record 3,300 person workforce with over 7 million exposure hours.

Nearing 80% completion mark on the construction of the 30-mile-long stormwater diversion channel as part of the Fargo-Moorhead Diversion project where NACG, as one-third partner of ASN Constructors, has been operating since 2022.

Achieved fleet utilization for MacKellar of 76%, exceeding the historical second-quarter average of 71% recorded between 2021 and 2024, reflecting improved operational efficiency and effective equipment deployment.

Management Information Circular April 8, 2026	32	North American Construction Group Ltd.

Growth and Diversification:

Concentration on reduction and displacement of highly priced maintenance contractors. This allows hiring and retention of in-demand and skilled maintenance professionals within NACG.

Navigated acquisition of Iron Mine Contracting (“IMC”) as part of a comprehensive strategy to penetrate the Australian market outside of Queensland, focusing on full contract mining and maintained hire services.

Successfully finalized a contract extension supporting the Corporation’s long-term growth and strategic positioning in Australia. Mr. Palmer, working closely with the MacKellar management team, to transition a sole-source arrangement and secure a three-year contract extension structured under an alliance-type model providing greater stability and visibility for future operations.

Established a new role in Vice President, Infrastructure and Growth to support the Corporation’s long-term diversification strategy and successfully recruited an individual to the position tasked with identifying infrastructure opportunities and developing strategies to pursue and execute work in this expanding market.

Corporate Excellence:

Supported the renewal of NACG’s mine management contract for Texas coal at the San Miguel Mine extending operations to 2028.

Maintained a disciplined approach to administrative spending, successfully keeping administrative costs below the Corporation’s target threshold of 4.0%.

Strengthened senior operations leadership across NACG through a comprehensive review of bench strength, leadership capability, and operational structure. This included a realignment across the NACG organization to reflect changing work scopes and demand in the oil sands region while retaining critical talent.

Talent Management:

Successfully led the MacKellar succession process to appoint the Managing Director for the Australian operations. The process included assessing internal candidates and interviewing external candidates, resulting in the selection of a leader with strong operational capability, sounds business judgement, and clear alignment with the NACG operating model.

Realigned the MacKellar organizational structure to reflect the Corporation’s proven lean operating model, establishing clear functional leadership across Maintenance, HR/HSE, Procurement, and Finance departments. The senior operations bench was further strengthened through the addition of experienced operational leaders and expanded management depth to support sustainable performance and long-term growth.

Supporting the development of leaders in Operations and Maintenance by promoting learning opportunities through education and experience, such as the Supervisor Mentorship Program which partners tenured Heavy Equipment Operators with new hires.

These goal achievements resulted in a STIP payout at 24.2% of target for Mr. Palmer, which resulted in a STIP award of $123,794 for the year ended December 31, 2025.

Under the terms of the LTIP, Mr. Palmer’s annual award is targeted at 150% of annual base salary, or $825,000 in grant date value, issued 60% as PSUs and 40% as RSUs, with achievement being determined over the three-year term of the PSUs and RSUs.

Mr. Palmer’s total direct compensation at target was comprised of 71% of pay “at-risk” through short and long-term incentive plans, with 42% of target pay mix tied to the Corporation’s share price performance through the annual long-term incentive plan award. Also, 60% of his variable long-term compensation is in the form of PSUs, which have relative TSR and other financial performance metrics.

Management Information Circular April 8, 2026	33	North American Construction Group Ltd.

Andre S. Desbiens(a)

Managing Director Total Direct Compensation Target Pay Mix

Base Salary 34%
STIP 33%
LTIP 33%

(a)Unless specified, values for Andre S. Desbiens are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

As Managing Director, Mr. Desbiens is responsible for the strategic leadership, direction and guidance for MacKellar, which encompasses the majority of Australian operations.

Mr. Desbiens’ base salary is $515,000 AUD which is $463,881 CAD (converted using Bloomberg’s 2025 average exchange rate of $0.900739).

Under the terms of the STIP, Mr. Desbiens’ annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements. Mr. Desbiens individual achievements for 2025 included the following:

Execution Excellence

Led MacKellar’s commitment to safety excellence and successfully met the 2025 safety performance targets.

Provided oversight on MacKellar’s focus of strong maintenance practices and fleet availability, achieving a utilization rate of 80%.

Streamlined interaction between operations and maintenance departments to enhance a “one team” approach.

Growth & Diversification:

Stewarded group strategy to expand MacKellar’s overall business models in effort to grow business offerings across Australia.

Actively participated in the search and securing of merger and acquisition targets including Iron Mine Contracting (IMC).

Continued to push resource diversification strategy and assisted the operations team in securing MacKellar’s first mining services contract in copper within New South Wales.

Management Information Circular April 8, 2026	34	North American Construction Group Ltd.

Corporate Excellence:

Secured several contract extensions increasing backlog by $2.5B and an increase of revenue by 19% year over year.

Successfully oversaw the deployment of JD Edwards (JDE) Enterprise Resource Planning enhancements tailored specifically for MacKellar’s operations in Australia at both head office and all other project sites.

Ongoing financial management of MacKellar accounts in order to improve upon forecasting and provide more detailed results.

Talent Management

Oversaw the reorganization of the finance, supply chain, and maintenance departments to promote efficiencies and strengthen skill sets within those departments.

Successfully managed the rollout of NACG’s transition plan and alignments with overarching group policies and procedures from acquisition to full handover in Q4 of 2025.

Focused on sustainability by building a robust executive team through leadership development initiatives ensuring operational resilience and continuity.

These goal achievements resulted in a STIP payout at 28.8% of target for Mr. Desbiens’, which resulted in a STIP award of $133,611 for the year ended December 31, 2025.

Under the terms of the LTIP, Mr. Desbiens’ annual award is targeted at 100% of annual base salary, or $515,000 AUD in grant date value, issued 60% as PSUs and 40% as RSUs, with achievement being determined over the three-year term of the PSUs and RSUs.

Mr. Desbiens’ total direct compensation at target is comprised of 66% of pay “at-risk” through short and long-term incentive plans, with 33% of his target pay mix tied to the Corporation’s share price performance through the annual long-term incentive plan award. Also, 60% of his variable long-term compensation is in the form of PSUs, which have relative TSR and other financial performance metrics.

Thomas S. Arndell(a)

VP, Asset Management Total Direct Compensation Target Pay Mix

Base Salary 34%
STIP 33%
LTIP 33%

(a)Unless specified, values for Thomas S. Arndell are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

Management Information Circular April 8, 2026	35	North American Construction Group Ltd.

As VP, Asset Management, Mr. Arndell is responsible for overseeing the complete lifecycle of the Corporation’s assets, from acquisition to disposal. This role ensures maximum asset performance by managing component health, maintenance planning, and overall equipment profitability. Mr. Arndell leads teams focused on condition monitoring, maintenance scheduling, and inventory management to enhance operational efficiency and reduce downtime. In collaboration with both operating and maintenance teams, Mr. Arndell provides strategic leadership and best-practice oversight to support services and programs that drive excellence in asset management.

Mr. Arndell’s base salary is $515,000 AUD which is $463,881 CAD (converted using Bloomberg’s 2025 average exchange rate of $0.900739).

Under the terms of the STIP, Mr. Arndell’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements. Mr. Arndell’s individual achievements for 2025 included the following:

Execution Excellence:

Focus on safety practices and trends (e.g. reduction in incidents as a result of incorrect practices such as lifting, towing and transportation of goods) fostering a culture of problem solving through engineering excellence.

Led the fleet and maintenance team to work with DGI in effort to increase value of assets upon disposal. This improvement enabled the Corporation to strategically increase the disposal value of assets and remove these assets from coming back into the oil sands region being used by a competitor.

Developed a plan to reduce inventory levels by 50%. This plan has been in place for four months and has achieved a 35% inventory reduction to date. Reduction has occurred through the rationale of inventory level compared to the level of work on hand and achievement through improved inventory control practices, increased discipline on sites, and centralized purchasing.

Growth and Diversification:

Formulated a broad strategy to mobilize assets across NACG’s companies. This further strengthens the asset teams of each entity and allows them to support operations and business development with a more expansive offering of machines. Additionally, the strategy has opened up new opportunities outside of NACG existing clients and expanded the geographic footprint.

Continuing with opportunities to strengthen partnerships with OEM’s, such as Finning, in effort to increase support and buying power. By fostering these relationships, NACG is offered reduced purchase price on new machines, rebates on parts spend, and preferential treatment on supply of labour.

Devised a strategy of expanding channels to dispose of equipment. NACG has historically sent equipment that has reached their bench life (or is no longer required) to auction houses. This over-reliance on auction houses does not always maximize sale price. Options of brokers and sending assets to different markets can deliver greater returns and remove disposable equipment from competing in existing regions.

Corporate Excellence:

Lead the ongoing simplification and refinement of NACG asset management systems. By streamlining these internal processes, internal stakeholders have been given clarity to proactively mitigate risks, formulate action plans, and ensure operational compliance at all times.

Ceased data analytics and performance management division known as Telematics. Capital required to offer a platform comparable to others on the market was unsustainable. NACG has retained experts in this field who are now evaluating various platforms to be rolled out. These platforms come with a reduced cost per operating hour and increased functionality for both maintenance, planning, and operations. This in turn will drive efficiencies not previously realized.

Management Information Circular April 8, 2026	36	North American Construction Group Ltd.

Talent Management:

Successfully reduce staffing levels to match current workload while still retaining a technically skilled workforce and qualified leadership team; furthermore formulating clear plans on how to adapt manpower to meet fluctuating operational demands.

Developed initiatives to retain, develop, and attract skilled maintenance staff in difficult to hire areas. This has included advertising and promoting NACG to be an employer of choice across multiple regions due to their offering of bespoke training opportunities and innovative projects.

Concentrated focus on long-term sustainability with a consistent maintenance team. Leadership development initiatives and mentorship programs ensuring a resilient team readily available for any challenges ahead.

These goal achievements resulted in a STIP payout at 28.8% of target for Mr. Arndell, which resulted in a STIP award of $133,611 for the year ended December 31, 2025.

Under the terms of the LTIP, Mr. Arndell’s annual award is targeted at 100% of annual base salary, or $515,000 AUD in grant date value, issued 60% as PSUs and 40% as RSUs, with achievement being determined over the three-year term of the PSUs and RSUs.

Mr. Arndell’s total direct compensation at target is comprised of 66% of pay “at-risk” through short and long-term incentive plans, with 33% of his target pay mix tied to the Corporation’s share price performance through the annual long-term incentive plan award. Also, 60% of his variable long-term compensation is in the form of PSUs, which have relative TSR and other financial performance metrics.

Share Ownership Guidelines

As part of the Corporation’s effort to align executive interests with shareholder interests, it has adopted share ownership guidelines for senior executive officers. The guidelines must be achieved within five years from the date the senior executive officer is appointed as a member of executive management and must be maintained thereafter. All share ownership is to be in the form of equity in the Corporation, in each case represented by NACG Common Shares, DSUs or RSUs. PSUs are not counted as they have a performance component which could result in zero payout. The value of NACG Common Shares, DSUs, and RSUs representing the compliance level is determined by the greater of market value or book value of the holdings.

The following table summarizes compliance with the share ownership guidelines for each NEO as at December 31, 2025:

Named Executive Officers	Share Ownership Target as a Multiple of Salary	Value of Share Ownership Target ($)	In Compliance Yes/No

Joseph C. Lambert	5.0x	3,500,000	Yes

Jason W. Veenstra	3.0x	1,245,000	Yes

Barry W. Palmer	3.0x	1,560,000	Yes

Andre S. Desbiens(a)	1.0x	463,881	Yes

Thomas S. Arndell(b)	1.0x	463,881	Yes

(a)Value of Share Ownership Target for Andre S. Desbiens are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

(b)Value of Share Ownership Target for Thomas S. Arndell are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

Management Information Circular April 8, 2026	37	North American Construction Group Ltd.

Performance Graph

The following graph compares the percentage change in the cumulative total NACG Shareholder return for $100 invested in NACG Common Shares at the closing price of $12.44 on the last trading day of December 2020, with the total cumulative return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the period from December 31, 2021 to December 31, 2025. On the last trading day of December 2025, NACG Common Shares closed at $19.76 per NACG Common Share on the TSX.

December 31,	2021($)	2022($)	2023($)	2024($)	2025($)

NACG (TSX)	154.26	145.34	222.27	249.04	158.84

S&P/TSX Index(i)	121.74	111.19	120.22	141.84	216.32

NEO Total Direct Compensation ($ M)(ii)	7.41	5.28	7.50	6.70	8.75

(i) Source: S&P Dow Jones Indices LLC.

(ii) NEO Total Direct Compensation represents: Salaries Earned, Share Based Awards, STIP Awards, and other nominal cash compensation received by the NEOs in the applicable reporting year. Refer to the Summary Compensation Table herein.

The graph above shows the total direct compensation of the Corporation’s NEOs over the same five-year reporting period (see also the Summary Compensation Table within this discussion and analysis). The total direct compensation of our NEOs generally follows a similar trend to the NACG share value on the TSX, where in a reporting year, NACG share value was lower, the NEO total direct compensation was lower; conversely when the NACG share value increased, the NEO total direct compensation also increased.

In considering NEO Total Direct Compensation over the previous five years, as set out above, it should be noted that:

•

2021 served as a transition year with the Corporation having both an Executive Chair and a CEO. That resulted in an unusual and temporary one-year increase in NEO Total Direct Compensation in 2021. With the position of Executive Chair being eliminated as of January 1, 2022, NEO total direct compensation normalized as a result.

•

2025 also had a rise in aggregate NEO compensation owing to two factors. Firstly, the one-time special incentive compensation paid to Mr. Palmer in relation to Australian integration and succession materially increased overall NEO compensation. Secondly, the NEO mix changed in 2025, with two new Australia-based NEO’s being added. Due to differing compensation market conditions in Australia as compared to Canada,

Management Information Circular April 8, 2026	38	North American Construction Group Ltd.

total compensation for those NEOs was significantly higher than the two Canada-based executives who were consequently removed from the list of NEOs.

Human Resources And Compensation Committee

The Human Resources and Compensation Committee (the “HRCC”) is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions and the executive management itself. Each HRCC committee member brings human resources and executive compensation oversight, as well as financial knowledge and industry experience. The members of the HRCC, as of the fiscal year end, December 31, 2025, were:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience

Thomas Stan	Chair

Direct experience managing compensation and human resources matters as Chair and CEO of Total Energy Services Ltd., President & CEO of Sound Energy Trust and Corval Energy Ltd, over previous 30 plus years.

Bryan Pinney	Member	Has served on the Corporation’s Human Resources and Compensation Committee since 2015.

Direct experience overseeing compensation programs as part of his various managing partner roles.

Past Chair of the Human Resources & Compensation Committee of TransAlta Corporation, member of the Human Resources & Compensation Committee of SNDL, Inc. Involved in oversight of the compensation programs of a private residential construction company.

Served as Chair of the Board and as Chair of the Human Resources & Compensation Committee at Mount Royal University and responsible for oversight of the CEO’s compensation.

Maryse Saint-Laurent	Member

Over 30 years of direct and indirect experience in human resources management, compensation analysis, pension administration and the development of comprehensive compensation programs for senior executives.

Served on the pension administration committees of large public companies which provided oversight to the management of large investment portfolios.

Serves, or has served, as Chair of compensation committees of public corporations and a public service entity.

HRCC RESPONSIBILITY

The HRCC is charged with the responsibility of assisting the Board in meeting its responsibilities in relation to: (a) board and executive compensation; (b) oversight of human resource policies for the Corporation and its subsidiaries; and (c) oversight of executive succession and development.

Compensation Governance

The Board has approved a Committee Charter for the HRCC which provides that the HRCC is responsible to:

(a)	review and recommend to the Board for approval the Corporation’s general compensation philosophy, policies and guidelines;

(b)	review and recommend to the independent members of the Board for approval annually the corporate goals and objectives relevant to the compensation of the CEO;

(c)

review and recommend to the independent members of the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

Management Information Circular April 8, 2026	39	North American Construction Group Ltd.

(d)

review and approve, at the recommendation of the CEO, the compensation package for the Executive Management of the Corporation, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In the Charter, “Executive Management” includes the President and CEO, COO, CFO, CLO and CPO;

(e)

review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to the Deferred Share Unit (DSU) Plan, the Performance Share Unit (PSU) Plan and Restricted Share Unit (RSU) Plan;

(f)	review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g)	review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h)	review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Corporation, other than the CEO;

(i)	conduct or authorize investigations into any matter within its scope of responsibilities;

(j)

retain and compensate independent counsel, outside experts (including compensation consultants) or other advisors to advise and assist the Committee with respect to its responsibilities, including approval of applicable fees and other terms and conditions of retention;

(k)	seek any information it requires from employees of the Corporation, all of whom will be directed by management to co-operate with the Committee’s requests;

(l)	meet and communicate directly with the Corporation’s officers, outside counsel and consultants, all as the Committee may deem necessary;

(m)	access all documents of the Corporation that the Committee may deem relevant to it in carrying out its responsibilities; and

(n)	undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in the Charter.

Risk Management

As a key part of its oversight of Board and executive compensation, the HRCC considers the implications of the risks associated with the Corporation’s compensation policies, including obtaining the advice of external compensation experts and both internal and external legal counsel to identify and mitigate such risks. The key risks identified by the HRCC in relation to compensation are: (a) ensuring alignment of executive behavior with shareholder interests; (b) ensuring executives are not rewarded for taking undue risks outside the established risk tolerances for the Corporation; (c) ensuring compensation is at market levels to be able to attract and maintain talented executives while not over-paying for their services; (d) ensuring the Corporation’s compensation plans encourage a balance between short-term and long-term results. The HRCC believes that it has implemented policies, procedures and compensation plans and mechanisms that mitigate all of these risks, including taking the following actions:

•

Making a majority of the targeted annual compensation of each NEO “at-risk” and contingent on achieving predetermined short-term, medium-term and long-term objectives tied to financial performance, shareholder value and safety;

•	Regularly benchmarking base, variable and total compensation against a compensation;

•	Selecting a compensation comparator group of organizations, in consultation with external compensation consultants, as relevant for compensation benchmarking purposes;

•

Structuring the Short-term Incentive Plan (STIP) with a balanced, diversified mix of financial and non-financial performance measures, each intended to improve different elements of the Corporation’s business;

•	Determining STIP targets on the basis of financial and safety metrics, thereby placing an emphasis on the Corporation’s financial and safety performance within that incentive plan;

•	Setting a threshold for STIP payout, established to compensate strong Corporation performance against stretch targets (while also capping the STIP payout for the NEOs);

Management Information Circular April 8, 2026	40	North American Construction Group Ltd.

•	Providing the executive team members with the option of converting up to 50% of their STIP payout to DSUs, where more of their pay is invested in the Corporation and tied to share price;

•	Ensuring the Long-Term Incentive Plan (LTIP), including PSU performance criteria, properly reflects and aligns with shareholder expectations and interests;

•

Implementing a system whereby RSUs and PSUs are paid out in shares of the Corporation rather than in cash, thereby encouraging share ownership by a broad group of the Corporation’s management employees;

•

Adopting formal share ownership guidelines for NEOs, which require them to hold a target dollar value of equity in the Corporation while employed in an executive position and confirming with independent compensation consultants that these guidelines are in-line with market best practices;

•	Implementing a vesting period of up to three years for RSUs and PSUs to align executives’ interests and efforts with those of shareholders over the long term;

•	Granting RSUs and PSUs annually, to provide overlapping performance cycles that require sustained levels of performance to achieve a consistent payout;

•	Providing strong oversight of the executive compensation program by using discretion to adjust metrics or payouts based on results, events and/or individual circumstances;

•

Implementing a formal anti-hedging policy which prohibits directors and employees, including executive officers, from short-selling or hedging securities of the Corporation, including a prohibition on purchasing financial instruments that are designed to hedge or offset a decrease in market value of securities granted as compensation or otherwise held directly or indirectly by the director or employee; and

•

Implementing a formal executive compensation claw-back policy which ensures executive officers are not able to benefit through an overpayment of performance-based compensation that is based on an error or omission in determining the compensation, the misconduct of the executive officer or a restatement of financial results (other than a restatement caused by a change in applicable accounting rules or interpretations).

Independent Advice

The HRCC and management use the services of specialized and independent compensation consultants to assist in carrying out their mandate with respect to executive appointments and compensation governance.

The consultants may be engaged to:

•	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for the current NEOs and potential executive positions;

•	assist management in the development of the various programs within our compensation framework;

•	perform studies of market comparator groups to evaluate the Corporation’s total compensation programs;

•	provide recommendations to the HRCC such as appropriate compensation structure and composition of appropriate compensation comparator groups; and

•	provide custom reporting data based on the compensation comparator group financial results.

It is not a requirement of the HRCC to obtain prior approval from the Board to retain the services of specialized or independent compensation consultants. The HRCC may engage the services of a consultant to analyze and mitigate compensation risk to the Corporation. In 2025, the Corporation retained Hugessen Consulting, Inc. (“Hugessen”), an independent compensation consultant, to assist in determining compensation for executive management and directors, and Mercer Canada (“Mercer”) for assist in determining certain specific compensation-related performance criteria.

The HRCC Chair may meet privately with the independent consultant before meetings where compensation is discussed to ensure that important issues receive appropriate attention. In addition, the HRCC meets with the independent advisor in camera without management present when compensation is reviewed.

Both Hugessen and Mercer were engaged throughout 2025 by the HRCC as independent compensation consultants to provide advice to the HRCC regarding executive & director compensation, board effectiveness, the composition of the Corporation’s TSR comparator group and to provide total shareholder return reporting in comparison to the

Management Information Circular April 8, 2026	41	North American Construction Group Ltd.

compensation comparator group. The following table sets out the fees paid collectively to Hugessen and Mercer for the years ending December 31, 2025 and December 31, 2024:

	2025 Fees	2024 Fees[1]

Executive Compensation-Related Fees

Hugessen	$37,156	$103,149

Mercer	8,732	14,186

All Other Fees	nil	120,632

Total Fees Paid	$45,888	$237,967
[1]	In 2024, “All Other Fees” fees relate to board effectiveness support Hugessen provided to the Human Resources and Compensation Committee.

Summary of 2025 HRCC Actions:

The HRCC held six meetings during calendar year 2025, each of which included an in camera session without management present. In camera sessions were also held with its external independent compensation advisor where executive compensation was discussed. The following is a summary of the HRCC actions in 2025:

Responsibility	2025 Highlights

Board and Executive Compensation	Reviewed 2024 Corporate performance, made recommendations to the Board regarding CEO STIP payments and made determinations regarding STIP payments to the other NEO’s.

Reviewed and made recommendations for approval to the Board for the 2025 STIP performance criteria and targets.

Engaged the services of an independent consultant to review and provide advice on executive compensation best practices and long-term succession plans.

Reviewed and approved the annual LTIP grants and settlement awards.

Compensation Oversight and Disclosure	Reviewed and approved reports of the independent consultant who provides advice on compensation matters.

Oversight of Compensation Programs, Policies and Practices	Reviewed and approved the Corporation’s human resources and compensation related policies, including making amendments where deemed appropriate.

Reviewed and approved all compensation-related public disclosure, including the compensation disclosure portion of the Management Information Circular prepared in relation to the Corporation’s 2025 Annual General Meeting.

Reviewed and approved the HRCC Charter.

Talent Management and Succession

Conducted quarterly updates and consequential discussions regarding the Corporation’s leadership strategy, including leadership competency gaps against business requirements, Australia leadership succession and succession planning generally.

Reviewed reports on talent management, diversity, and employee engagement.

Management Information Circular April 8, 2026	42	North American Construction Group Ltd.

Summary Compensation Table

The following table sets forth the annual compensation for the year ended December 31, 2025, and the two years prior, paid or granted to, the NEOs:

					Non-Equity Incentive Plan Compensation

Name and Principal Position	Year	Salary Earned ($)(a)	Share- based Awards ($)(b)	Option- based Awards ($)	Annual Incentive Plan (STIP) ($)(c)	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)(d)	Total Compensation

Joseph C. Lambert President and Chief Executive Officer	2025	700,000	1,750,013	nil	172,415	N/A	nil	53,499	2,675,927
	2024	675,000	1,687,534	nil	209,250	N/A	nil	51,989	2,623,773
	2023	600,000	1,596,035	nil	696,000	N/A	nil	49,020	2,941,055

Barry W. Palmer(e) Chief Operating Officer and Regional President for Australia	2025	520,000	780,034	nil	1,123,794	N/A	nil	115,774	2,539,602
	2024	497,035	825,041	nil	154,081	N/A	nil	149,209	1,625,366
	2023	370,000	615,037	nil	429,200	N/A	nil	37,520	1,451,757

Andre S. Desbiens(f) Managing Director	2025	463,881	515,012	nil	133,611	N/A	nil	75,857	1,188,361
	2024	N/A	N/A	nil	N/A	N/A	nil	N/A	N/A
	2023	N/A	N/A	nil	N/A	N/A	nil	N/A	N/A

Jason W. Veenstra Chief Financial Officer	2025	415,000	622,520	nil	99,085	N/A	nil	39,458	1,176,063
	2024	400,000	600,016	nil	124,000	N/A	nil	38,395	1,162,411
	2023	340,000	565,007	nil	394,400	N/A	nil	36,020	1,335,427

Thomas S. Arndell(g) Vice President, Asset Management	2025	463,881	515,012	nil	133,611	N/A	nil	60,884	1,173,388
	2024	N/A	N/A	nil	N/A	N/A	nil	N/A	N/A
	2023	N/A	N/A	nil	N/A	N/A	nil	N/A	N/A

(a)Salary earned reflects base salary for the period January to December for the applicable reporting year.

(b)Reflects the July 1st regular annual RSU and PSU grant value for each NEO. Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the 5-Day VWAP of the Corporation’s shares on the July 1, 2025 grant date ($21.79). Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the 5-Day VWAP of the Corporation’s shares on the July 1, 2025 grant date ($21.79). Refer to LTIP Awards section for grant details.

(c)Reflects the compensation value of the STIP award made to each Executive for the covered financial year. under the terms of the STIP, amounts earned during a covered financial year are paid in February following the end of that year. Also included in this column, with respect to Mr. Palmer, is the one-time special incentive compensation earned in 2025, which is discussed above under the heading “Special Incentive Compensation”.

(d)Represents the RRSP matching contributions, Superannuation, vehicle allowance, out-of-country uplift, accommodation allowance, and smart phone allowance received by the NEOs.

(e)Mr. Palmer’s 2024 “Salary Earned”, “STIP”, and “All Other Compensation” are stated in Canadian Dollars converted from Australian dollars using Bloomberg’s 2024 average exchange rate of $0.9037.

(f)Mr. Desbiens’ 2025 “Salary Earned”, “STIP”, and “All Other Compensation” are stated in Canadian Dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

(g)Mr. Arndell’s 2025 “Salary Earned”, “STIP”, and “All Other Compensation” are stated in Canadian Dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

Management Information Circular April 8, 2026	43	North American Construction Group Ltd.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table summarizes the number and value of outstanding share-based awards for each of the NEOs for the year ended 2025:

NEO	Number of shares or units of shares that have not vested (a)	Market or payout value of share- based awards that have not vested(b)	Number of Vested Share-based Awards(c)	Market or payout value of vested share-based awards not paid out or distributed(d)

Joseph C. Lambert	209,822	4,146,085	92,160	1,821,084

Barry W. Palmer	92,300	1,823,855	87,326	1,725,555

Jason W. Veenstra	74,330	1,468,760	16,773	331,426

Andre S. Desbiens	42,992	849,512	nil	nil

Thomas S. Arndell	42,992	849,512	nil	nil

(a)Represents RSUs, PSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted but unearned as at December 31, 2025.

(b)RSU value is the NOA Closing Price as of December 31, 2025, on the TSX, which was $19.76 (Canadian dollars), for all awarded RSUs, as though the units were earned and settled on that date. PSU value is the NOA Closing Price as of December 31, 2025, on the TSX, which was $19.76 (Canadian dollars), for all awarded PSUs, as though the units were earned and settled on that date, multiplied by the performance factor at target (100%).

(c)Represents DSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted to December 31, 2025, with the exception of Mr. Desbiens and Mr. Arndell, who do not hold any DSUs.

(d)DSU value is the NOA Closing Price as of December 31, 2025, on the TSX, which was $19.76 (Canadian dollars), as though the earned units were redeemed on that date.

The Corporation has no outstanding options, and so no outstanding option-based awards are held by any of the NEOs as of December 31, 2025.

Incentive Plan Awards Vested or Earned During the Year

The following table sets forth the value of share-based awards and non-equity incentive plan compensation that vested or was earned by the NEOs during the year ended December 31, 2025:

NEO	Share-Based Awards – Value Vested During the Year ($)(a)(b)(c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(d)

Joseph C. Lambert	1,472,212	172,415

Jason W. Veenstra	466,278	99,085

Barry W. Palmer	542,601	123,794

Andre S. Desbiens(e)	nil	133,611

Thomas S. Arndell(f)	nil	133,611

(a)Includes the value of reinvested dividends earned on DSUs during the calendar year ended December 31, 2025, multiplied by their fair market value on the record date (“FMV”), for all NEOs, with the exception of Mr. Desbiens and Mr. Arndell, who do not hold any DSUs.

(b)Share-Based Awards - Represents the equity settlement of the RSUs and PSUs granted July 1, 2022, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2025, multiplied by the Closing Price on the TSX on June 30, 2025, which was $21.79.

(c)Mr. Desbiens and Mr. Arndell had no Share-Based Awards (RSUs and PSUs) settlements mature within the year ending December 31, 2025.

(d)This represents total STIP compensation for 2025 taken as cash.

(e)Mr. Desbiens’ Non-Equity Incentive Plan Compensation is stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

(f)Mr. Arndell’s Non-Equity Incentive Plan Compensation is stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

No option-based awards vested during the year ended December 31, 2025.

Management Information Circular April 8, 2026	44	North American Construction Group Ltd.

The following table details the number and value of share-based awards which vested and settled during 2025 for the NEOs:

2025 LTIP Settlements

Joseph C. Lambert

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	25,742	560,918	1,294	27,036	589,124

PSUs (b)	38,613	841,377	1,942	38,527	839,502
Total	64,355	1,402,295	3,236	65,563	1,428,626

Jason W. Veenstra

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	8,259	179,964	415	8,674	189,013

PSUs (b)	12,388	269,935	623	12,360	269,333
Total	20,647	449,898	1,038	21,035	458,346

Barry W. Palmer

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	9,033	196,829	454	9,487	206,727

PSUs (b)	13,549	295,233	681	13,519	294,575
Total	22,582	492,062	1,136	23,006	501,301

Andre S. Desbiens(c)

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	nil	nil	nil	nil	nil

PSUs (b)	nil	nil	nil	nil	nil
Total	nil	nil	nil	nil	nil

Thomas S. Arndell(c)

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	nil	nil	nil	nil	nil

PSUs (b)	nil	nil	nil	nil	nil
Total	nil	nil	nil	nil	nil

DSUs are not included in the above Totals, as the units are considered vested, but not redeemed.

(a) Settlement Date Value is based on the closing price on the TSX on the vesting date. The value in the case of the July 1, 2022, RSU Grant is the June 30, 2025, closing price on the TSX, which was $21.79. Rounding of Number of Units Settled may affect Settlement Date Value.

(b) Settlement Date Value is based on the closing price on the TSX, multiplied by the performance factor (calculated using the PSU Performance Metrics for 2025 Awards. Refer to the LTIP Targets section for details). The value in the case of the July 1, 2022, PSU Grant is the June 30, 2025, closing price on the TSX, which was $21.79, multiplied by a performance factor of 0.95. The performance factor calculation is evaluated by the Corporation’s compensation consultant. Rounding of Number of Units Settled may affect Settlement Date Value.

(c) Mr. Desbiens and Mr. Arndell had no LTIP (RSUs and PSUs) settlements mature within the year ending December 31, 2025.

Management Information Circular April 8, 2026	45	North American Construction Group Ltd.

Deferred Compensation Plans

The CEO, CFO, and COO are given the opportunity to take up to 50% of their annual STIP in the form of Deferred Share Units “DSUs”. This compensation component is encouraged by the Board, as it increases ownership in the Corporation and promotes the pay for performance principle, given that the value of DSUs exactly tracks the value of shares and must be held for the holder’s entire tenure with the Corporation. See below under “Deferred Share Unit Plan” in the Section on Board of Directors Compensation.

Termination and Change of Control Benefits

The Corporation has entered into employment agreements with each of the NEOs. The employment agreements clearly define the terms under which an NEO will be compensated in the event of his resignation, termination or in the event of a change in control and mitigates the financial risk to the Corporation. The CEO’s employment agreement entitles him to receive payments in the event of a change in control of the Corporation on a “Double Trigger” basis. Compensation must be paid to the CEO if the Change of Control is followed by: (a) termination of the CEO by the Corporation without cause; or (b) where the CEO resigns with “good reason”. The term “good reason” is defined as an adverse change, or series of adverse changes, to the CEO’s role after a change in control without the agreement of the CEO that results in a substantial diminishment of the CEO’s responsibilities, status or compensation or that otherwise constitutes constructive dismissal at common law. None of the employment agreements with the other NEOs entitles the NEO to receive a payment in the event of a change in control of the Corporation. The table below describes how each compensation element is treated for each NEO in the event of termination or in the event of a change in control:

		LTIP		DSU Plan	Retiring Allowance
NEO	Event	RSUs	PSUs	DSUs	Salary	Annual Base Salary (Factor)	STIP
President & CEO	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	No payment unless termination occurs following a Change in Control - “Double Trigger” (See Termination details below.)
	Change in Control and Termination by Executive for Good Reason	Deemed to be earned and settled as of the Termination Date.	Deemed to be earned and settled as of the Termination Date.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs.	Paid to Termination Date, plus Annual Base Salary x Factor	1.5x	1.0 x 90% x # of days in the current fiscal year prior to the Termination Date, divided by 365 days of STIP target for the fiscal year in which the Termination Date occurs.
	Termination (other than for Cause)	Deemed to be earned and the maturity date is as of the termination date.	Deemed to be earned and the maturity date is as of the termination date.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	Paid to Termination Date, plus Annual Base Salary x Factor	1.5x	(i) 1.0 x 90% x # of days in the current fiscal year prior to the Termination Date, divided by 365 days of STIP target for the fiscal year in which the Termination Date occurs; plus (ii) If the Termination Date is prior to the payout of the Corporation’s prior fiscal year, Mr. Lambert will receive any bonus earned and owing to him under the STIP for the completed fiscal year prior to the Termination Date.

Management Information Circular April 8, 2026	46	North American Construction Group Ltd.

CFO & COO	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	No additional payments due.
	Termination (other than for Cause)	Forfeited; Earned RSUs redeemed and settled.	Forfeited; Earned PSUs redeemed and settled.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	Paid to Termination Date, plus Annual Base Salary x Factor	Mr. Veenstra (1.25x); Mr. Palmer (1.5x)	(i) 1.0 x 90% x # of days in the current fiscal year prior to the Termination Date, divided by 365 days of STIP target for the fiscal year in which the Termination Date occurs; plus (ii) If the Termination Date is prior to the payout of the Corporation’s prior fiscal year, the NEO will receive any bonus earned and owing to him under the STIP for the completed fiscal year prior to the Termination Date.
All other NEOs	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	No additional payments due.
	Termination (other than for Cause)	Forfeited; Earned RSUs redeemed and settled.	Forfeited; Earned PSUs redeemed and settled.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	Paid to Termination Date, plus Annual Base Salary x Factor	1.0x	No additional payments due.

Management Information Circular April 8, 2026	47	North American Construction Group Ltd.

The table below shows the incremental payments, settlements or benefits to the NEO’s that would have been triggered by, or would have resulted from, a termination or change in control as at December 31, 2025, based on their current executive employment agreements:

		LTIP		DSU Plan	Retiring Allowance
NEO	Event	RSU Value ($)(a)	PSU Value ($)(b)	DSU Value ($)(c)	Salary ($)	Annual Base Salary (Factor)	STIP	Total ($)
Joseph C. Lambert
	Change in Control	1,694,674	2,451,411	nil	nil	N/A	nil	4,146,085
	Change in Control and Termination (e)	1,694,674	2,451,411	nil	1,050,000	1.5x	630,000	5,826,085
	Termination (other than for Cause) (e)	1,694,674	2,451,411	nil	1,050,000	1.5x	630,000	5,826,085
Jason W. Veenstra
	Change in Control	608,262	860,498	nil	nil	N/A	nil	1,468,760
	Termination (other than for Cause)	nil	nil	nil	518,750	1.25x	373,500	892,250
Barry W. Palmer
	Change in Control	752,200	1,071,654	nil	nil	N/A	nil	1,823,855
	Termination (other than for Cause)	nil	nil	nil	780,000	1.5x	468,000	1,248,000
Andre S. Desbiens
	Change in Control (f)	339,805	509,707	N/A	nil	N/A	nil	849,512
	Termination (other than for Cause) (f)	nil	nil	N/A	463,881	1.0x	nil	463,881
Thomas S. Arndell
	Change in Control (g)	339,805	509,707	N/A	nil	N/A	nil	849,512
	Termination (other than for Cause) (g)	nil	nil	N/A	463,881	1.0x	nil	463,881

(a)RSU value is the NOA Closing Price as of December 31, 2025, on the TSX, which was $19.76 (Canadian dollars), for all outstanding and awarded RSUs, as though the earned units were settled on that date. Change of control accelerates vesting of RSUs; it does not increase the number. Termination other than for cause accelerates vesting of RSUs with respect to the CEO and results in forfeiture for other NEOs.

(b)PSU value is the NOA Closing Price as of December 31, 2025, on the TSX, which was $19.76 (Canadian dollars), for all outstanding and awarded PSUs, as though the earned units were settled on that date, multiplied by the performance factor at target (100%). Change of control accelerates vesting of PSUs; it does not increase the number. Termination other than for cause accelerates vesting of PSUs with respect to the CEO and results in forfeiture for other NEOs.

(c)DSU terms are not affected by a termination or change of control. The payout provisions remain the same regardless of the reason for departure.

(d)No outstanding Share Options were held by NEOs as at December 31, 2025.

(e)Mr. Lambert’s RSUs and PSUs that are not earned shall be deemed to be earned pro-rata based on the number of days the RSUs and PSUs had been outstanding up to the Termination Date, as a proportion of the number of days they would be outstanding assuming they had been held for their full term. This calculation assumes all RSUs and PSUs are held for their full term.

(f)Values for Mr. Desbiens are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

(g)Values for Mr. Arndell are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

Management Information Circular April 8, 2026	48	North American Construction Group Ltd.

The termination arrangements contained in each employment agreement are outlined for each NEO as follows:

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert’s second amended and restated executive employment agreement effective January 1, 2021, Mr. Lambert assumed the position of President and CEO. That employment was ended on January 20, 2026. Pursuant to the terms of his agreement, upon the cessation of his employment, Mr. Lambert received: (a) a payment equal to one and one half times his annual base salary, which equated to $1,050,000; (b) a payment equal to 90% of the amount of his target bonus under the STIP for the 2026 fiscal year pro-rated to the date of cessation of employment, which equated to $53,506.85; (c) payment of his earned STIP for the 2025 fiscal year which equated to $172,415; and (d) RSUs and PSUs continue to be eligible to become earned RSUs and PSUs as if Mr. Lambert was still employed. Mr. Lambert is subject to certain non-competition agreements for a period of eighteen (18) months from the date of cessation of employment and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Lambert’s employment agreement is dependent on Mr. Lambert’s compliance with such non-competition and confidentiality agreements.

Jason W. Veenstra

In accordance with the provisions of Mr. Veenstra’s amended and restated executive employment agreement with his appointment to Chief Financial Officer (CFO), effective March 1, 2020, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his fifth anniversary of employment, but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $518,750 as of December 31, 2025. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $622,500 as of December 31, 2025. In addition, if his employment is terminated by the Corporation without cause, Mr. Veenstra is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $373,500 as of December 31, 2025. Mr. Veenstra is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Veenstra’s employment agreement is dependent on Mr. Veenstra’s compliance with such non-competition and confidentiality agreements.

Barry W. Palmer

In accordance with the provisions of Mr. Palmer’s second amended and restated executive employment agreement effective January 1, 2021, Mr. Palmer assumed his current position as Chief Operating Officer (COO) and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $780,000. In addition, if his employment is terminated by the Corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $468,000 as of December 31, 2025. Mr. Palmer is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Palmer’s employment agreement is dependent on Mr. Palmer’s compliance with such non-competition and confidentiality agreements.

Andre S. Desbiens(a)

In accordance with the provisions of Mr. Desbiens’ executive employment agreement effective October 1, 2023, Mr. Desbiens assumed his current position as Managing Director and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after twelve months employment with the Corporation or one of its predecessors, he will receive a payment equal to one times his annual base salary, which equates to $463,881 as of December 31, 2025. Mr. Desbiens is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Desbiens’ employment agreement is dependent on Mr. Desbiens’ compliance with such non-competition and confidentiality agreements.

(a)Values for Andre S. Desbiens are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

Management Information Circular April 8, 2026	49	North American Construction Group Ltd.

Thomas S. Arndell(a)

In accordance with the provisions of Mr. Arndell’s executive employment agreement effective June 1, 2025, Mr. Arndell assumed his current position as Vice President, Asset Management and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after twelve months employment with the Corporation or one of its predecessors, he will receive a payment equal to one times his annual base salary, which equates to $463,881 as of December 31, 2025. Mr. Arndell is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Arndell’s employment agreement is dependent on Mr. Arndell’s compliance with such non-competition and confidentiality agreements.

(a)Values for Thomas S. Arndell are stated in Canadian dollars converted from Australian dollars using Bloomberg’s 2025 average exchange rate of $0.900739.

Board of Directors Compensation

Compensation Philosophy and Approach

The compensation of non-employee Directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the Corporation’s shareholders. Non-employee director compensation is not incentive-based.

The HRCC assesses the adequacy and form of compensation paid to Directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the HRCC benchmarks directors’ compensation against compensation paid by Canadian public companies comparable in size and scope to the Corporation and engages the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors.

Director Compensation Table

The following chart summarizes all amounts of compensation provided to directors during the year ended December 31, 2025:

Director	Cash Fees Earned ($)	Share Based Awards Value ($)(a)	Total ($)

Martin R. Ferron(b)	350,000	—	350,000

Bryan D. Pinney(c)	218,000	—	218,000

John J. Pollesel(d)	210,000	—	210,000

Maryse C. Saint-Laurent(e)	107,500	105,000	212,500

Thomas P. Stan(f)	215,000	—	215,000

Kristina E. Williams	70,000	130,000	200,000

Vanessa A. Guthrie, AO(g)	35,861	44,500	84,310

Total	1,206,361	279,500	1,485,860

(a)Award amounts reflect grant date fair market value of DSUs as calculated in accordance with the deferred share unit plan. The fair market value is based on the value of a share on the market (TSX) for the five-day or twenty-day (as applicable to the process at the time of grant) preceding the grant date. The number of DSUs is calculated by dividing the DSU award value by the fair market value.

(b)Mr. Ferron was Chair of the Board for 2025.

(c)Mr. Pinney was Chair of the Audit & Risk Committee for 2025.

(d)Mr. Pollesel was Chair of the Operations Committee for 2025.

(e)Ms. Saint-Laurent was Chair of the Governance and Sustainability Committee for 2025.

(f)Mr. Stan was Chair of the Human Resources and Compensation Committee for 2025.

(g)Dr. Guthrie’s 2025 compensation reflects that she was only on the board until her resignation effective May 14, 2025. Also, her cash fees earned are stated in Canadian dollars and paid in Australian dollars using the exchange rate at the time of payment.

Under the Corporation’s director compensation program, which was implemented as of January 1, 2024 after consultation with Hugessen, each of the Corporation’s non-employee Directors receives an annual retainer of $200,000, with the chairs of each of the Board committees receiving additional annual retainers as follows: Board Chair - $35,000, Chair of Audit & Risk Committee - $18,000, Chair of Human Resources and Compensation Committee - $15,000, Chair of Governance and Sustainability committee - $10,000, and Chair of the Operations Committee - $10,000. In addition, each director is entitled to an additional $3,000 CDN per day of travel for board business, to the

Management Information Circular April 8, 2026	50	North American Construction Group Ltd.

extent travel is from North America to another continent or vice versa. Notwithstanding the foregoing, the Board agreed, as of January 1, 2022, to provide Mr. Ferron with a retainer of $250,000 per year as compensation for his serving as Chair of the Board plus an additional $100,000 for serving as Chair of the board of one of the Corporation’s key joint ventures. That total payment of $350,000 is in place of the compensation he would otherwise be entitled to as Chair. Mr. Pinney received $35,000 for his service as Lead Director in 2024, but neither he nor any other director is serving as Lead Director in 2025. Mr. Lambert did not receive any remuneration in 2025 for serving as a director over and above his compensation as a current executive. Mr. Palmer was not a director in 2025. All Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. Directors do not receive option-based awards, non-equity incentive plan compensation, pension compensation or any other compensation not detailed in this section.

Deferred Share Unit Plan

The Corporation’s Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007, by the Corporation’s Board and became effective on January 1, 2008. DSUs may be granted to each member of the Board as well as to certain senior management employees approved by the Board as being participants in the DSU Plan. The DSU Plan provides that a director may elect to receive up to 100% of their fees in the form of DSUs, but that for so long as the that director is in compliance with applicable Share Ownership Guidelines, he or she may elect to receive as little as 0% of their compensation as DSUs. DSUs vest immediately upon grant and may be redeemed only when the director ceases to hold office, whereupon all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A director has no further rights respecting any DSU which has been redeemed. As and when dividends are paid on the Corporation’s shares, DSUs are issued to holders in an amount equivalent to the dividend that would have been earned if the DSU was a share. In this manner, DSUs align director interests with shareholder interests, as DSUs exactly track the value of shares and must be held by directors for no less than their full tenure with the Corporation.

The following described the basic terms of the DSUs issued in 2025:

Participants	Executives and Directors active on the grant date.

Vesting	Immediately “Earned” on date of grant.

Settlement Timing	Settled within 21 days of the Redemption Date, which is: (a) December 1st of the calendar year immediately following the year in which the termination of service occurs for Canadian NEOs or Directors; or (b) the date that termination of service occurs for U.S. resident NEOs or Directors.

Cash Settlement	Settled in cash based on the fair market value of a common share as of the Redemption Date. The fair market value is based on the value of a share on the TSX for the five trading days preceding the Redemption Date.

Change of Control	Deemed to remain as earned, but no settlement is triggered.

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long-term success of the corporation is through share ownership. The Board has established Share Ownership Guidelines for directors which must be met within five years of being elected as a director and must be maintained thereafter. The Board periodically reviews its Share Ownership Guidelines, including having such guidelines reviewed by its compensation consultant Mercer. Currently, directors are required to hold $600,000 of equity in the Corporation (i.e. 3x total base annual compensation), with the Chair of the Board being required to hold $705,000 of equity in the Corporation (i.e. 3x the amount of total base annual compensation plus chair fee), in each case represented by NACG Common Shares and/or DSUs. The value of NACG Common Shares and DSUs representing the compliance level is determined by the greater of market value or book value of the holdings.

All current Directors comply with, or are on track to be in compliance with, these Share Ownership Guidelines.

Management Information Circular April 8, 2026	51	North American Construction Group Ltd.

Outstanding Share-Based Awards

There were no option-based awards held by directors as at December 31, 2025. Award disclosure for Barry Palmer, as a current executive, is listed above under “Incentive Plan Awards” and is not repeated below. As of December 31, 2025, the following vested share-based awards are held by the non-NEO directors:

	Share-Based Awards
Director	Number of Vested Share- Based Awards Not Paid Out or Distributed	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed($)(a)	Number of Units of Shares Not Vested	Market or Payout Value of Share-Based Awards Not Vested ($)

Martin R. Ferron	239,052	4,723,662	nil	nil

Bryan D. Pinney	184,274	3,641,245	nil	nil

John J. Pollesel	61,435	1,213,960	nil	nil

Maryse C. Saint-Laurent	39,401	778,557	nil	nil

Thomas P. Stan	67,391	1,331,646	nil	nil

Kristina E. Williams	39,506	780,645	nil	nil

(a)Value is the number of share-based awards (DSUs) on record as of December 31, 2025, multiplied by the NOA Closing Price as of December 31, 2025, on the TSX, which was $19.76 (Canadian dollars), as though the earned units were redeemed on that date.

Incentive Plan Awards - Value Vested or Earned During the Year

No option-based awards vested during the calendar year ended December 31, 2025, nor was any non-equity incentive plan compensation earned during the year by directors other than awards earned by Joseph Lambert in his capacity as CEO (detailed above). The following table sets forth the value of share-based awards of the directors that vested during the year ended December 31, 2025:

Director	Share-Based Awards – Value Vested During the Year ($)(a)

Martin R. Ferron	113,058

Bryan D. Pinney	87,151

John J. Pollesel	29,055

Maryse C. Saint-Laurent	122,094

Thomas P. Stan	31,872

Kristina E. Williams	146,782

(a)Includes the value of DSUs and reinvested dividends earned during the calendar year ended December 31, 2025, multiplied by their fair market value on the record date (“FMV”).

Securities Authorized for Issuance Under Equity Compensation Plans

The Corporation has no securities available for future issuance under equity incentive plans or security based compensation arrangements, as defined in section 613 of the TSX Company Manual, as at December 31, 2025. The Corporation’s Share Option Plan was terminated as of November 17, 2021, with no options outstanding at the time of termination. Awards under the Corporation’s LTIP (which provides for the granting of RSUs and PSUs) and DSU Plan are not settled with shares issued from treasury.

Indebtedness of Directors and Officers

None of the directors, executive officers or employees of the Corporation or any of its subsidiaries, nor any of the former directors, executive officers or employees of the Corporation or any of its subsidiaries, had any outstanding indebtedness to the Corporation or any of its subsidiaries, nor to any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, during the year ended December 31, 2025, or as at the date of this Circular.

Management Information Circular April 8, 2026	52	North American Construction Group Ltd.

Interest of Informed Persons in Material Transactions

At no time since the beginning of the Corporation’s last completed fiscal year, has any informed person of the Corporation (as such term is defined under applicable securities laws), any proposed director of the Corporation or any associate or affiliate of any such informed person or proposed director had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE

Independence

The Board has determined that each of the directors, other than Barry Palmer, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to foreign private issuers and applicable Canadian securities laws. Mr. Palmer currently holds the position of President and Chief Executive Officer with the Corporation and is therefore not considered independent.

National Policy 58-201 – “Corporate Governance Guidelines” of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. Further, listing requirements of the New York Stock Exchange applicable to foreign private issuers require that the Board be composed of a majority of independent directors. With six of seven current and proposed directors being independent, the Board is, and will be, composed of a majority of independent directors.

To facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in camera sessions which exclude any non-independent directors and members of management. In camera meetings are held as part of every regularly scheduled Board meeting and are led by the Board Chair (or by the Lead Director where one has been appointed). In the fiscal year ended December 31, 2025, the Board held five in camera sessions that excluded non-independent directors and members of management. Except for those in camera sessions, there were no formal separate meetings of independent Board members that took place.

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no Directors of the Corporation sit together on boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From

Bryan Pinney	SNDL Inc.	NASDAQ	December, 2019

	TransAlta Corporation	TSX, NYSE	April, 2018

John Pollesel	Electra Battery Materials Corporation	OTCQB, TSX-V, NASDAQ	May, 2017

Maryse St. Laurent	NFI Group Inc.	TSX	January, 2025

Director Meeting Attendance and Committee Membership

During 2025, there were a total of 13 meetings of the Board, 6 meetings of the Audit & Risk Committee, 6 meetings of the Human Resources and Compensation Committee, 6 meetings of the Governance and Sustainability Committee and 5 meetings of the Operations Committee. The following chart illustrates the committee membership and attendance by directors at Board and Committee meetings during the year ended December 31, 2025.

	Board	Audit	Human Resources and Compensation	Governance and Sustainability	Operations

Martin Ferron	13 of 13	N/A	N/A	N/A	5 of 5

Joseph Lambert	12 of 13	N/A	N/A	N/A	N/A

Bryan Pinney	13 of 13	6 of 6	6 of 6	6 of 6	N/A

John Pollesel	13 of 13	6 of 6	N/A	N/A	5 of 5

Maryse Saint-Laurent	13 of 13	N/A	6 of 6	6 of 6	N/A

Thomas Stan	13 of 13	N/A	6 of 6	N/A	5 of 5

Kristina Williams	13 of 13	6 of 6	N/A	6 of 6	N/A

•	“N/A” means not on Committee in 2025

Management Information Circular April 8, 2026	53	North American Construction Group Ltd.

Board of Directors Mandate

The Corporation has adopted a Governance Policy and Board Mandate which sets the framework for how the Board approaches its mandate and addresses such things as (i) the responsibility of the Board to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors, (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Governance Policy and Board Mandate for the Corporation is attached hereto as Schedule “A” and can also be found on the Corporation’s website at www.nacg.ca.

Position Descriptions

The position descriptions for the Chair of the Board, the Committee Chairs and the Chief Executive Officer, including their respective roles and responsibilities, are all set out in the attached Governance Policy and Board Mandate.

Orientation and Continuing Education

The Governance and Sustainability Committee, in conjunction with the Board Chair and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New Directors are provided with written information about the duties and obligations of Directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. New directors also participate in site visits that include meetings with operations, support and administrative personnel. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

The Board is provided with quarterly updates by management on governance topics of interest, including changes to applicable regulations and guidelines as well as governance best practices. The Board also receives periodic updates from its external compensation consultants on matters related to compensation and from its auditors on financial and accounting topics of interest. Management encourages the Directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

(a)	Industry Conferences – Management updates this list as conferences are scheduled.

(b)	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Management Information Circular April 8, 2026	54	North American Construction Group Ltd.

Director Competencies Matrix

The following table lists the qualities, capabilities, competencies and skills of the Directors standing for election at the Meeting, as well as their tenure as directors as of the date of the Meeting:

Independent Director | Senior Officer	Martin Ferron	Barry Palmer	Bryan Pinney	Maryse St-Laurent	Kristina Williams	Thomas Stan	John Pollesel

Gender	M	M	M	F	F	M	M

Age (years)	65-70	60-65	70-75	65-70	45-50	65-70	60-65

NACG Board Tenure (years)	10-15	0-5	10-15	5-10	5-10	5-10	5-10

Competencies and Experience

Governance

Board Experience

Committee Experience

Chair Experience

Leadership

CEO

Senior Management

Industry Knowledge | Experience

Mining / Earthmoving

Construction

Heavy Equipment

Other Resources

Technology Innovation

Financial Acumen

Financial Literacy

Accounting Designation

Banking | Capital Markets

Operations | Management

Business Development

Engineering

Project Management

HR | Compensation

International

Sales and Marketing

Strategic Planning

Enterprise Risk Management

Cybersecurity

Information Technology

Legal | Government | Environment

Corporate Law

Securities Law

Government Policy | Relations

Health | Safety | Environment

Social Responsibility

Sustainable Practices

Management Information Circular April 8, 2026	55	North American Construction Group Ltd.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behavior, the Board has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s directors, officers and employees. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

All NACG personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code or any applicable law or regulation. The Code outlines several channels for reporting violations, including communication with an immediate supervisor, the Human Resources Department, the Chief Executive Officer or any Vice President, or any Board member. In instances where anonymity is desired, personnel are directed to contact ClearView Connects which is an independent ethics reporting firm. ClearView Connects is available 24 hours a day, 365 days a year to all employees, contractors, and customers. ClearView Connects is accessible via the Corporation’s external website as well as on internal intranet sites. The Corporation’s Ethics Reporting Policy, which is available at www.nacg.ca, provides further detail about the options for reporting violations of the Code or of any other NACG policies.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit & Risk Committee Chair or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit & Risk Committee at least quarterly. The Audit & Risk Committee Chair and the Board Chair will have access, at all times, to the status and content of Reported Violations.

Retaliation by the Corporation or by the Corporation’s personnel against anyone who acts in good faith in reporting any violation of the Code is expressly prohibited. All reporting of violations of the Code are required to be held by the recipient of the report in strict confidence except as may be required to address the violation or otherwise as disclosure may be required by law. This generally provides protection from work-place harassment or retaliation. In the event retaliation is a concern for a reporter, however, management will take steps, including reassignment to a different geographic worksite, if necessary, to ensure that supervision and reporting channels are structured to avoid any real or perceived direct or indirect pressure, intimidation or retaliation with respect to a reporter.

Compliance with the Code is a condition of employment with the Corporation. All members of the Board, officers, salaried staff, superintendents and nonunion hourly professionals, management and supervision are required to take an online course on an annual basis that explains the content, meaning and application of the Code. As such, personnel are also required to read and reaffirm their agreement to comply with the Code. Field and maintenance hourly workforce are required to read the Code and to sign an acknowledgment form upon commencement of employment.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Governance and Sustainability Committee and Nomination of Directors

The Governance and Sustainability Committee is responsible for identifying, assessing and recommending to the Board new nominees for election to the Board by the shareholders at annual meetings or to fill vacancies on the Board that occur between shareholder meetings. The Committee normally identifies potential new candidates through a combination of external search firms and by direct referral from Board members or others. Potential candidates are vetted through a process of due diligence and are also interviewed by members of the Committee, the Chair and by other members of the Board. In addition to its role in identifying, assessing and recommending new candidates for Board nomination, the Committee also conducts an annual review with respect to re-nomination of incumbents and makes recommendations to the Board regarding corporate governance matters, policies and practices generally, including with respect to environmental and social governance matters. For a more detailed description of the roles and

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responsibilities of the Governance and Sustainability Committee, see our most recently filed Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on the Corporation’s website at www.nacg.ca. In accordance with the listing requirements of the New York Stock Exchange and applicable Canadian securities laws, the Board has affirmatively determined that the Committee is composed solely of independent directors. Our Board has adopted a written charter for the Governance and Sustainability Committee that is available on our website at www.nacg.ca. The Governance and Sustainability Committee is currently composed of Bryan Pinney, Maryse Saint-Laurent and Kristina Williams, with Ms. Saint-Laurent serving as Chair.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is charged with the responsibility for supervising Board and executive compensation policies for the Corporation and its subsidiaries, overseeing administration of employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. The Board’s process for determining compensation for the Corporation’s executives is described in extensive detail above under “Compensation Discussion and Analysis”. The process for determining Board compensation involves obtaining the advice of independent compensation consultants to determine a market-competitive compensation package that aligns with the interests of shareholders and is comparative to the Board compensation paid by our compensation comparator group. Based on such advice, the Committee makes periodic recommendations to the Board regarding changes in compensation. For a more detailed description of the roles and responsibilities of the Human Resources and Compensation Committee, see our most recently filed Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on the Corporation’s website at www.nacg.ca. In accordance with the listing requirements of the New York Stock Exchange and applicable Canadian securities laws, the Board has affirmatively determined that the Committee is composed solely of independent directors. Our Board has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently composed of Thomas Stan, Bryan Pinney and Maryse Saint-Laurent, with Mr. Stan serving as Chair.

Audit & Risk Committee

The Audit & Risk Committee recommends independent public accountants to the Board, reviews the quarterly and annual financial statements and related management discussion and analysis, press releases and auditor reports, and reviews the fees paid to our auditors. The Audit & Risk Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. It also oversees approval of our risk management policies, processes for monitoring risk management performance, and reviewing the risks and related risk mitigation plans within our strategic plan. For a more detailed description of the roles and responsibilities of the Audit & Risk Committee, including the full text of its written charter, see our most recently filed Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on the Corporation’s website at www.nacg.ca. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our Board has affirmatively determined that our Audit & Risk Committee is composed solely of independent directors. The Audit & Risk Committee is currently composed of Bryan Pinney, John Pollesel and Kristina Williams, with Mr. Pinney serving as Chair.

Operations Committee

The Operations Committee is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment and social responsibility into our business practices, reviewing and approving tenders and contracts above certain risk thresholds and any other matter where Board guidelines require approval at a level above CEO, and reviewing and monitoring the Corporation’s insurance policies. For a more detailed description of the roles and responsibilities of the Operations Committee, see our most recently filed Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on the Corporation’s website at www.nacg.ca. The Board has affirmatively determined that the Operations Committee is composed solely of independent directors. Our Board has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca. The Operations Committee is currently composed of Martin Ferron, John Pollesel and Thomas Stan, with Mr. Pollesel serving as Chair.

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Board Assessment

The Board, its committee and the directors are regularly assessed with respect to their effectiveness and contribution. At each regular quarterly meeting of the Board and each of its committees, an in camera session is held separate from management in which, among other things, the Board and each committee perform self-assessments. Such quarterly assessments are conducted through frank and open discussion among Board members or committee members, as applicable. On an annual basis the Board conducts a more formal peer review survey. Under the annual peer review process, the Chief Legal Officer of the Corporation circulates questionnaires to be filled out on a confidential basis by all directors addressing such topics as independence, roles and responsibilities, leadership, director selection, competencies and development, agendas meetings and minutes, Board relationships and communication, information and internal reporting, Board dynamics and decision making, strategic responsibilities, financial reporting and internal controls and individual director effectiveness and contribution. The responses to such surveys are reviewed by the Chair of the Governance and Sustainability Committee and the Chair of the Board. One-on-one interviews with directors are conducted by the Chair of the Board to obtain any comments or input regarding Board function and effectiveness beyond the responses in the survey. The Chair of the Governance and Sustainability Committee also conducts one-on-one interviews with the other directors with respect to the Chair’s effectiveness. The Chair of the Board and Chair of the Governance and Sustainability Committee present a summary of key comments or issues identified to the Board as a whole for discussion. Any changes resulting from such discussion are then implemented.

Director Term Limits

The Corporation has not adopted term limits for its directors. In the view of the Corporation, optimal governance is aided by a combination of Board renewal and Board continuity. The Governance and Sustainability Committee considers and assesses Board and committee composition on a regular basis as well as performing peer review assessments with an eye to ensuring the Board and its committees are comprised of persons having the qualifications, skills, knowledge, experience and expertise necessary for effective governance of the Corporation. Any shortcomings identified by the Governance and Sustainability Committee are brought forward to the Board and recommendations for recruitment or other change are made as are determined by the Board to be in the best interests of the Corporation. Our seven nominees, who are all also current members of the Board, have an average tenure on the Board of 8 years and 7 months.

Board and Senior Management Diversity

We consider diversity and inclusion to be important building blocks of our company culture. Paired together, these two fundamental forces help build a corporate culture that encourages, supports, and celebrates the diverse voices of our employees. It fuels our innovation and connects us closer to our customers and the communities we serve. Part of our strategy to build this inclusive and diverse base includes strengthening and diversifying our Board and senior management teams. The Board believes that having a diversity of perspectives and viewpoints among its members and among senior management is a significant benefit to the Corporation. To these ends, the Corporation has established a written Board and Senior Management Diversity Policy that requires the Board and the Governance and Sustainability Committee, when identifying, nominating, and selecting candidates for appointment or election to the Board and to senior management positions, to consider:

(a)

the qualifications, skills, knowledge, experience and expertise of each potential candidate and the way in which the same would complement the qualifications, skills, knowledge, experience and expertise of existing Board members or members of senior management; and

(b)

whether each potential candidate is a woman, Aboriginal person, person with disabilities or member of a visible minority and the extent to which such candidate’s appointment would advance the Corporation’s diversity objectives.

Currently, women hold two out of seven Board positions, or 28.6%, of all Board positions. Upon election of the directors put forward for nomination at the Meeting to which this Circular relates, those numbers will stay constant. The Corporation does not presently have a target for representation of women on the Board as it feels that, given its small Board size, having such a target would unduly limit it in conducting Board recruitment.

Currently, two out of nine members of the Corporation’s senior management, or 22.2%, are women. The Corporation has not set a target for representation of women in senior management within the Corporation. The Corporation’s senior management group is small, turnover among the group is not expected in the near future and the Corporation does not feel that it is prudent at the present time to increase the size of the senior management group. The

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Corporation has implemented a plan to invest in leadership development for women employees within its “senior leadership group”, which it defines as its senior management plus the group of managers below the senior management, and within the Corporation generally, in an effort to reinforce leadership knowledge, skills, and abilities required to ultimately fill senior management positions. We believe that taking this approach gives us the best opportunity to develop future executives from within the Corporation. . We have also implemented a succession and development program designed to identify key women within the organization to train for management and supervisory positions.

The Board and the Governance and Sustainability Committee have been charged with the responsibility of ensuring that the Board and Senior Management Diversity Policy, and any targets established thereunder, are implemented and that the effectiveness of such policy is assessed regularly and no less than once per year. Under the Board and Senior Management Diversity Policy management is required to report to the Governance and Sustainability Committee and to the Board at least annually on the programs and processes that have been implemented by the Corporation for the purpose of advancing women in senior management roles and the progress achieved under those programs and processes.

The Board has not set any specific targets for representation of Aboriginal persons, persons with disabilities or members of visible minorities on the Board or in senior management positions at this time, nor does it presently, to its knowledge, have any persons within such designated groups on its Board or in senior management positions. The Board has determined that it is not of sufficient size to make such targets practical within a reasonable timeframe and does not wish to set such a long timeframe as to make the targets meaningless. The Board and Governance and Sustainability Committee does give consideration to such factors, however, and will periodically reassess the issue of specific targets.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Construction Group Ltd., 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8:

(a)

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended December 31, 2025, together with the accompanying Auditor’s Report and the MD&A;

(b)	this Circular; and

(c)	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR+ at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s website at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NACG Shareholders, other than the election of directors, require a simple majority of the NACG Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

Proposals of shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2027 and which such shareholders are entitled to request be included in the Information Circular for that meeting must be received at the Corporation’s principal executive offices not later than January 5, 2027.

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APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.

DATED at Acheson, Alberta, this 8th day of April, 2026.

/S/ Barry Palmer
President & Chief Executive Officer

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SCHEDULE A - GOVERNANCE POLICY AND BOARD MANDATE

1	Introduction

The Board is responsible for overseeing the management of the Corporation by establishing key policies and standards, including policies for the assessment and management of the Corporation’s principal risks, for reviewing and approving the Corporation’s strategic plans and for hiring the CEO. The Board is committed to following corporate governance practices that help ensure the Board serves the best interests of the Corporation in discharging those responsibilities. This Policy sets out the framework for those corporate governance practices.

2	Objectives

The objectives of this Policy are to:

(a)	establish a framework to assist the Board in achieving good corporate governance in all aspects of the Corporation’s business; and

(b)	outline and comply with the governance requirements of applicable regulators and stock exchanges.

3	Definitions

In this Policy:

(a)	“Board” means the board of directors of the Corporation;

(b)	“CEO” means the Chief Executive Officer of the Corporation;

(c)	“Chair” or “Board Chair” means the chair of the Board;

(d)	“Committee” means any committee of directors established by the Board for the purpose of carrying out certain delegated functions of the Board;

(e)	“Committee Chair” means the chair of any Committee;

(f)	“Corporation” means North American Construction Group Ltd.;

(g)	“Executive Officer” means the CEO, President, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer and Chief People Officer; and

(h)	“Lead Director” means the lead director appointed under Section 5.5, if applicable.

4	Scope

This Policy applies to all activities of the Board.

5	Policy

5.1	Directors

The Board has determined that it will be comprised of at least 6 directors in order to fill all of the Committees required for an effective governance structure and to meet the regulatory requirements of applicable stock exchanges. The Board has also determined that there will be no more than 10 directors in order to encourage lively, informed discussion and facilitate decision-making while managing the costs of operating the Board.

Directors are expected to use their skill and experience to provide oversight to the business of the Corporation. Directors are expected to attend meetings and to be prepared to participate actively and knowledgeably. A full description of the responsibilities of each director is set out in Appendix A.

5.2	Chair

The Board will elect a Chair who shall remain as the Chair until such time as he or she retires or until an alternate Chair is selected. The position description for the Chair is set out in Appendix B.

5.3	Committees

In order to ensure effective management of the workload and concurrently meet the regulatory requirements of applicable stock exchanges the Board will delegate certain of its responsibilities to the following Committees:

(a)	Audit and Risk Committee

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(b)	Governance and Sustainability Committee

(c)	Human Resources and Compensation Committee

(d)	Operations Committee

The Board will appoint a Committee Chair for each Committee from among the members of the Committee. The position description for Committee Chairs is set out in Appendix C.

Each Committee will prepare a charter to describe its responsibilities and will annually review its charter to ensure it is current. Each Committee charter, and any amendments, will be reviewed and approved by the Governance and Sustainability Committee and the Board and publicly disclosed on the Corporation’s website once approved.

Each Committee will perform an assessment of its effectiveness each year based on the guidelines set by the Governance and Sustainability Committee and will report the findings of that annual review to the Board.

5.4	Board and Committee Composition

The Board will periodically review Board and Committee composition, consider and approve the nomination of directors recommended by the Governance and Sustainability Committee, fill vacancies among the directors, appoint additional directors and appoint directors to Committees. Committee appointments will be made with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.

5.5	Director Qualifications and Diversity Criteria

In addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board will, when identifying and selecting candidates for appointment or election to the Board, consider:

(a)	what competencies, qualifications, skills, knowledge, experience and expertise the Board, as a whole, should possess;

(b)	the competencies, qualifications, skills, knowledge, experience and expertise of existing Board members;

(c)	the competencies, qualifications, skills, knowledge, experience and expertise of potential candidates and the way in which the same would complement that of existing Board members;

(d)	whether a potential candidate can devote sufficient time and resources to his or her duties as a board member; and

(e)	the diversity criteria set out in the Board and Senior Management Diversity Policy.

Diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board will also consider the diversity criteria set out in the Board and Senior Management Diversity Policy when identifying and selecting candidates for appointment to Executive Officer positions.

5.6	Independence

The Board will be comprised of a majority of independent directors. Each member of the Audit & Risk Committee, the Governance and Sustainability Committee and the Human Resources and Compensation Committee must be an independent director. The majority of the members of the Operations Committee must be independent.

The Board has determined that an independent director is a director who is not a member of management and who does not have a relationship with the Corporation or with management that may affect or be perceived to affect, the director’s ability to act in the best interests of the Corporation. A director is not independent if he or she does not satisfy the independence requirements contained in any applicable securities legislation or regulation or in the rules or policies of any applicable regulator or stock exchange on which the Corporation’s securities are listed for trading. The Board may adopt other categorical standards for determining whether a director is independent and will review the independence of each of the non-management directors annually.

The CEO of the Corporation may serve as a director of the Corporation and, if appointed to the Board, will be the only management director. The CEO may not, however, serve as chair.

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In the event the Chair is considered non-independent for any reason, the Board will appoint an independent director (the “Lead Director”) to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties. The position description for the Lead Director is set out in Appendix D.

The Board has adopted a policy of meeting in camera, with only independent directors present, at each regularly scheduled Board meeting. In camera sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.

Directors are expected to speak and act independently, respecting differing views held by other directors and management.

5.7	Majority Voting

Election of directors at any meeting of the shareholders of the Corporation where directors are to be elected will take place in accordance with all applicable regulatory and exchange requirements, including the majority voting requirements set out in the Canada Business Corporations Act and the regulations thereunder (collectively, the “CBCA”), and for any such meeting the following majority voting provisions shall apply:

•	A separate vote of shareholders shall be taken with respect to each candidate nominated for director.

•	Shareholders shall be entitled to vote “for” or “against” each candidate nominated for director.

•

Each candidate nominated for director shall be elected only if the number of votes cast “for” that person represents a majority of the votes collectively cast “for” and “against” that person by the shareholders who are present in person or represented by proxy.

The Chair will ensure that the number of shares voted “for” and “against” each nominee is recorded and promptly made public after the meeting by way of press release.

In the event a candidate nominated for director is not elected, subject to any restrictions or requirements contained in applicable corporate law or in the Corporation’s constating documents, the Board may, in its discretion: (a) leave any resulting vacancy on the board unfilled until the next annual meeting; (b) fill the vacancy by appointing a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to consider a new nominee to fill the vacant position.

An incumbent director who was a candidate in an election of directors and was not elected will continue as a director until the earlier of: (a) that director’s resignation; (b) the ninetieth (90th) calendar day after the day of the election; or (c) the day upon which that director’s successor is appointed or elected. Such director is not eligible to be appointed by the Board, however, unless such appointment:

•	is required in order to satisfy the CBCA’s Canadian residency requirement; or

•	is required to satisfy the CBCA’s requirement that at least two directors of a distributing corporation not also be officers or employees of the corporation or its affiliates.

In the event of any conflict between the above and the CBCA or any other regulatory or exchange requirements, the provisions of the CBCA or the applicable regulatory or exchange requirements shall govern, as the case may be.

5.8	Interlocks

An interlock occurs when two or more directors of the Corporation are members on the same board of directors of another public company. No more than two directors may sit on the same public company board without the prior consent of the Board. In considering whether or not to permit more than two directors to serve on the same board, the Board must take into account all relevant considerations including, in particular, the total number of Board interlocks at that time. Also, none of the members of the Audit & Risk Committee may serve on more than three public company audit committees without Board approval.

5.9	Strategic Planning

Management is responsible for the development of the Corporation’s strategic direction and plan. It is the role of the Board to review, question, contribute and approve the strategic plan of the Corporation and to oversee its execution. The Board will review, discuss and approve the Corporations’ strategic plan on an annual basis as well as receiving periodic updates from the CEO on progress.

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5.10	Oversight of Risks

The Board in discharging its oversight responsibilities, must satisfy itself that the risk management policies and procedures designed and implemented by the Corporation’s senior management are consistent with the Corporation’s strategy and risk appetite. The Board must insist on the implementation of appropriate systems to manage the Corporation’s principal risks, including the implementation of appropriate internal controls and management information systems. The Board must also foster an enterprise-wide culture that supports appropriate risk awareness, behaviors and judgments, as well as one that recognizes and addresses risk-taking beyond the Corporation’s determined risk appetite.

5.11	Ethics and Conflicts of Interest

The Board is responsible for fostering a culture of integrity within the Corporation and in fulfilling that responsibility will:

(a)	satisfy itself as to the integrity of the Executive Officers and that the Executive Officers create a culture of integrity throughout the organization;

(b)

approve and adopt a Code of Conduct and Ethics Policy applicable to directors, officers and employees of the Corporation and periodically review the same to ensure conformance with evolving best practices for corporate governance;

(c)

monitor compliance with the Code of Conduct and Ethics Policy, address and respond to any material departures from the same by any director or Executive Officer that come to the attention of the Board, consider any request for a waiver from the provisions of the same for the benefit of any director or Executive Officer and grant any such waiver if determined by the Board to be appropriate and in the best interests of the Corporation; and

(d)	promote that, in conducting their own business, directors should not place themselves in a position of conflict with the Corporation.

A director has a conflict if he or she is:

(a)	a party to a material contract or transaction or proposed material contract or transaction with the Corporation;

(b)	a director or officer of any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or

(c)	a person who has a material interest in any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation.

Immediately upon becoming aware of an actual or potential conflict of interest a director shall inform the Chair as well as the Lead Director if a Lead Director has been appointed. The director shall also advise the CEO and the corporate secretary of the conflict.

Because it may be impractical for a director who serves as a director or officer of another entity or who has a material interest in another entity to know that the entity is entering into a material contract or transaction with the Corporation (and therefore to give notice of every such material contract or transaction), it is sufficient for the director to deliver a general notice to the Board declaring that he or she is a director or officer or has a material interest in an entity and is to be regarded as interested in any material contract or transaction made with that entity. To minimize the possibility of a conflict of interest not being identified, directors will provide to the Corporation and update annually, a list of all shares and options held in the Corporation and all other director positions held in other organizations. Any director owning more than 10% of the outstanding shares of any company or other organization should disclose this ownership to the Corporation’s corporate Secretary.

5.12	Director Compensation

The Board will compensate directors in a form and amount that is fair and appropriate for the services they perform and which is customary for comparable companies, having regard to such matters as time commitment, responsibility and trends in director compensation.

The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors’ compensation, including compensation of the Chair, the Lead Director and the

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Committee Chairs, to ensure that it is competitive and realistically reflects the responsibilities and risks involved in being a director.

To more closely align the interests of directors and the Corporation’s shareholders, a portion of the directors’ fees may be paid in the form of equity, which may be in the form of deferred share units or other stock-based compensation. In addition, directors are encouraged to hold shares of the Corporation for their own accounts.

A management director will not receive additional compensation for Board service.

5.13	Shareholding Guidelines

The following officers and directors are required to hold the following shares or share equivalent units:

(a)	CEO – Five (5) times annual base salary;

(b)	Executive Officers other than CEO – Three (3) times annual base salary;

(c)	Vice-Presidents – One (1) time annual base salary; and

(d)	Directors – Three (3) times fixed annual retainer, including any lead director retainer but excluding committee chair retainers.

The following requirements shall apply to such holdings:

(a)	the holding requirement shall be a set dollar figure, to be achieved within 5 years of the date such person becomes an officer or director within one of the above categories;

(b)	the value of shares or share equivalent units held at any given time shall be determined as the greater of market or book value of those holdings;

(c)

shares owned for purposes of measuring compliance include actual shares owned (including shares beneficially owned or owned by a spouse) plus share equivalent units (such as DSUs and RSUs, but not including PSUs);

(d)	where a person holds more than one of the positions set out above, the higher applicable ownership requirement shall apply;

(e)	Board members who have not met the holding requirement must take at least 60% of their retainer in DSUs or until such time as the holding requirement is met; and

(f)

As long as a Board member meets the holding requirement, there is no obligation to take any further retainer as DSUs, though the Board member may elect do so (provided that the DSU election may only be changed once per year as per the DSU policy).

5.14	Orientation and Education for Directors

The Board, in conjunction with management, will provide an orientation program for new directors. The Board will ensure that all new directors understand the role of the Board and its Committees. Each director will be provided with a copy of all of the corporate governance policies and charters. Management will conduct orientation sessions with new directors to review the Corporation’s business, issues, risks and opportunities. New directors will also be given the opportunity to tour various operating facilities of the Corporation.

The Board, in conjunction with management, will provide continuing education opportunities for all directors so that individuals may maintain or enhance their skills and abilities as directors on an ongoing basis. Management will provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business and to ensure their understanding of the Corporation’s business remains current.

5.15	Executive Team

The Board, at the recommendation of the Human Resources and Compensation Committee, will appoint the Executive Officers of the Corporation and will monitor their performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. The Board, at the recommendation of the Human Resources and Compensation Committee, will ensure that Executive Officers receive training and education as determined by the Board to be appropriate to ensure their ongoing professional development and improvement.

The Board expects management succession planning to be an ongoing activity to be reviewed and approved by the Board. This planning process will include, on a continuing basis, the CEO’s recommendation of a successor in the event of an unexpected incapacitation of the CEO.

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5.16	Access to Advisors

The Board and each Committee will have access to independent legal, accounting, financial and other advisors as each deems necessary or appropriate to assist the Board or Committee in the conduct of its respective duties. The engagement of such advisors will be at the expense of the Corporation.

Any individual director who wishes to engage a non-management advisor at the expense of the Corporation to assist on matters involving his or her responsibilities as a director must review the request with and obtain the authorization of the Chair. Authorization of the Lead Director must also be obtained where a Lead Director has been appointed.

5.17	Term Limits

As set out in the by-laws, the election of directors will take place at each annual meeting of shareholders where the terms of all directors then in office shall be deemed to end. If qualified, however, each shall be eligible for re-election. The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, considerable insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and reviews annually the composition of the Board in light of its strategic direction.

5.18	Evaluation

The Board is responsible to ensure the continued effectiveness of the Board, its Committees and the individual directors and to foster a process of continuing improvement. Each director will periodically participate in a Board and Committee effectiveness assessment as well as an individual assessment by the director’s peers. Board and Committee assessments will consider, among other things, the effectiveness of the Board or Committee in achieving its mandate as set out in this Policy or the relevant Committee charter, as applicable. Individual peer assessments will consider, among other things, the competencies and skills the individual director is expected to bring to the Board, the director responsibilities set out in Appendix A and the applicable position descriptions for any director serving as Board Chair, Lead Director or the chair of any Committee. The Governance and Sustainability Committee is responsible for establishing the process for Board, Committee and individual director assessments.

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APPENDIX A: Responsibilities of Directors

Directors are expected to:

•	Understand and fulfill the legal requirements and fiduciary and other obligations of a director.

•	Act honestly and in good faith with a view to the best interests of the Corporation.

•	Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•	Participate, as necessary, in the review and approval of Corporation policies and strategies and in monitoring their implementation.

•	Exercise their directors’ powers for the purposes for which they are intended.

•	Comply with the Corporation’s Code of Conduct and Ethics Policy.

•	Disclose to the Board when their personal interests and their duty to the Corporation are brought into conflict.

•	Use their abilities, experience and influence constructively.

•	Respect the confidentiality of fellow Board members and of the Corporation.

•	Understand the difference between governing and managing and not encroach on management’s mandate and areas of responsibility.

•

Participate, as requested by the Board, on Board Committees. The Board will endeavour to limit a director’s participation to two Committees in order to enable the director to give proper attention to each Committee, as well as to the Board. Committee members are expected to become knowledgeable about the purpose and goals of the relevant Committees, as well as the process of Committee work and the role of management, staff and outside advisors supporting the Board’s Committees.

•	When appropriate, communicate with the Board Chair and the CEO between meetings and be responsive when an officer of the Corporation or member of the Board desires to communicate between meetings.

•	Prepare for Board and Committee meetings in advance.

•

Attend all regular scheduled Board and Committee meetings in person or by other electronic means. A director will notify the Board Chair or the CEO if he or she will not be able to attend or participate in a meeting.

•	Become sufficiently knowledgeable about the Corporation’s business, services, principal regulators and industry.

•	Develop an understanding of the role of the Corporation in the communities in which it operates.

•	Maintain an understanding of the legislative, business, social and political environments within which the Corporation operates.

•	Maintain an understanding of the strategic planning process and principal risks of the Corporation.

•	Remain knowledgeable about the executive management structure and overall management of the Corporation.

•	Keep abreast of corporate governance developments and emerging best practices in corporate governance.

•

Take part in a periodic performance review of the Board as a whole and of any Committee to which he or she is a member in an honest and positive manner in order to contribute to continuous improvement in relation to the functioning of the Board and the Committees.

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APPENDIX B: Board Chair – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of the Board Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2	The Board Chair shall be appointed by the Board and will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3	The prime responsibility of the Board Chair is to provide leadership to the Board in matters relating to the effective execution of all Board responsibilities.

1.4	The Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

1.5	The responsibilities of the Board Chair are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

1.6

The responsibilities of the Board Chair are to be carried out in conjunction and cooperation with the Lead Director when a Lead Director has been appointed. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject to the concurrence of the Lead Director.

2	Board Leadership

The Board Chair has the responsibility to:

2.1	Provide leadership in ensuring that the Board works harmoniously as a cohesive team.

2.2

Facilitate the Board functioning independently of management by ensuring that independent directors meet regularly without management or other non-independent directors present as well as by engaging outside advisors as required.

2.3

Provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected.

2.4	Attend Committee meetings and communicate with directors between meetings, as required.

2.5	Establish procedures to govern the Board’s work including:

•	working with the CEO and Corporate Secretary to schedule meetings of the Board and its Committees;

•	developing the agenda for Board meetings with input from other directors and management;

•	working with the CEO and Corporate Secretary to ensure that proper and timely information is delivered to the Board;

•	working with the CEO to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues;

•	chairing all meetings of the Board, to the fullest extent possible;

•	encouraging full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

•	in conjunction with the Lead Director if applicable, ensuring that independent directors have the opportunity to meet in camera at each meeting of the Board;

•	ensuring that any decisions arising from in camera sessions are conveyed to the Secretary to be included in the minutes of the meeting;

•	ensuring that the Board has appropriate administrative support; and

•	addressing complaints, questions and concerns regarding Board matters, including consideration and approval of a director’s request to engage a non-management advisor at the Corporation’s expense.

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3	Board Development

The Board Chair has the responsibility to:

3.1	Assist the Governance and Sustainability Committee in implementing the Board assessment process and lead the Board in discussing the results.

3.2	Lead in continuous improvement of Board processes and provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business.

3.3	Upon recommendation of the Governance and Sustainability Committee, and in conjunction with the Lead Director if applicable, approach new candidates to serve on the Board.

4	Working with Management

The Board Chair has the responsibility to:

4.1	Represent shareholders and the Board to management and represent management to the Board and shareholders.

4.2	Work with the Board and the CEO to ensure that the Corporation is building a healthy governance culture.

4.3	Assist in effective communication between the Board and management, including follow-up of major items required by management or the Board.

4.4	Communicate openly and effectively with the CEO regarding strategy, corporate risks, governance, overall performance of the Corporation and feedback from directors.

4.5	Maintain regular contact with the CEO to keep well informed on the major affairs and operations of the Corporation.

4.6	Assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers and ensuring succession plans are in place at the senior management level.

4.7	Serve as advisor to the CEO and other Executive Officers.

5	Shareholder Relations

The Board Chair has the responsibility to:

5.1	Chair annual and special meetings of the shareholders.

5.2

Receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices. The Board Chair will inform and consult with management to determine an appropriate response.

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APPENDIX C: Committee Chair – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of each Committee Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2

Each Committee Chair shall be an independent director and shall be appointed by the Board. Each Committee Chair will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3	The prime responsibility of each Committee Chair is to provide leadership in matters relating to the effective execution of all Committee responsibilities.

1.4	Each Committee Chair’s performance will be measured based on the satisfaction of Committee members and of the Board regarding the functioning of the Committee.

1.5	The responsibilities of each Committee Chair are to be carried out in a manner consistent with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

2	Role and Responsibilities

Each Committee Chair has the responsibility to:

2.1	provide leadership in ensuring that the Committee works harmoniously as a cohesive team;

2.2	facilitate the Committee functioning independently of management by meeting regularly without management and engaging outside advisors as required;

2.3	communicate with Committee members between meetings as required;

2.4	facilitate information sharing with other Committees, as required, to address matters of mutual interest or concern;

2.5	lead in continuous improvement of Committee processes and provide Committee members with opportunities to increase their knowledge and understanding of the Corporation’s business;

2.6	assist in effective communication between the Committee and management, including follow-up of major items required by management, the Board or by the Committee;

2.7	establish procedures to govern the Committee’s work including:

•	work with the CEO and Corporate Secretary to schedule meetings of the Committee;

•	develop the agenda for Committee meetings with input from the Board Chair, other Committee members and management;

•	work with the Board Chair, CEO and Corporate Secretary to ensure that proper and timely information is delivered to the Committee;

•	work with the Board Chair and CEO to ensure that the conduct of Committee meetings provides adequate time for proper discussion of relevant issues;

•	chair all meetings of the Committee;

•	encourage full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

•	report regularly to the Board on the activities of the Committee, including the results of meetings and reviews undertaken and any associated recommendations;

•	brief the Board Chair and the Lead Director, if one has been appointed, regularly on the key issues facing the Committee;

•	work with the Corporate Secretary to obtain appropriate administrative support for the Committee; and

•	address complaints, questions and concerns regarding Committee matters.

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APPENDIX D: Lead Director – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of the Lead Director of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2

The Lead Director shall be an independent director and shall be appointed by the Board to serve in that role when the Chair of the Board is not considered to be independent as required under securities laws. The Lead Director will hold office until such time as he or she resigns or is replaced by a majority vote of the Board or until such time as the Board determines that the Chair of the Board is deemed to be independent.

1.3

The prime responsibilities of the Lead Director are to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties.

1.4

The Lead Director’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of the independent directors regarding the effective exercise by the Board of independent judgement.

1.5	The responsibilities of the Lead Director are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

1.6

The responsibilities of the Lead Director are to be carried out in conjunction and cooperation with the Board Chair. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject to the concurrence of the Lead Director.

2	Role and Responsibilities

The Lead Director has the responsibility to:

2.1	together with the Board Chair, oversee the Board’s discharge of its duties;

2.2	work with the Board chair, the CEO and the Board to ensure the Corporation is building a healthy governance culture;

2.3	work with the Board Chair and management to set the agenda for each meeting of the Board and ensure the Board is provided with appropriate associated materials;

2.4	attend Committee meetings and communicate with directors between meetings, as required;

2.5	together with the Board Chair, work with the Committees of the Board to ensure they have a proper structure and appropriate assignments;

2.6

together with the Board Chair, oversee the responsibilities and functions delegated to the Committees of the Board, including, but not limited to, compensation, performance evaluations and internal control systems;

2.7	assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers as well as ensuring succession plans are in place at the senior management level;

2.8	together with the Board Chair, take steps to foster the Board’s understanding of its responsibilities and boundaries with management;

2.9	chair Board meetings when the Board Chair is absent or in circumstances where the Board Chair is conflicted;

2.10	act as a leader for the independent directors;

2.11

serve as an independent contact for directors, shareholders and other stakeholders on matters when the person making contact believes it to be inappropriate to discuss the matter initially with the Board Chair or in other situations where the Board Chair is not available;

2.12	communicate with the Board Chair and CEO so that he or she is aware of concerns of the independent directors, shareholders and other stakeholders;

2.13	be available to counsel the Board Chair on matters appropriate for review in advance of discussion with the full Board;

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2.14	organize and present agendas for in camera independent director meetings based on input from directors and management;

2.15	preside over in camera independent director meetings and conduct the meetings in an efficient, effective and focused manner;

2.16	oversee the distribution of information to independent directors for purposes of in camera independent directors’ meetings in a manageable form, sufficiently in advance of the meeting;

2.17	brief the Board Chair on decisions reached or suggestions made at in camera independent director meetings;

2.18	perform other functions as may be reasonably requested by the Board.

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SCHEDULE B - BY-LAW NO. 3

A BY-LAW RELATING TO ADVANCE NOTICE REQUIREMENTS FOR DIRECTOR NOMINATIONS

NORTH AMERICAN CONSTRUCTION GROUP LTD. (THE “CORPORATION”)

Introduction

The Corporation is committed to (i) facilitating an orderly and efficient process for holding annual meetings and, when the need arises, special meetings of its shareholders; (ii) ensuring that all shareholders receive adequate advance notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote for directors of the Corporation after having been afforded reasonable time for appropriate deliberation.

Objectives

The purpose of this advance notice by-law (the “By-Law”) is to provide clarity to shareholders, directors and management of the Corporation with respect to the nomination of candidates for directors of the Corporation. This By-Law fixes a deadline by which director nominations must be submitted by a shareholder to the Corporation prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

The Corporation believes this By-Law is in the best interest of the Corporation, its shareholders and other stakeholders. This By-Law may be subject to annual review at the discretion of the board of directors of the Corporation (the “Board”) and will reflect changes as required by Applicable Securities Laws (as defined below) or stock exchanges policies, or so as to meet industry standards.

Interpretation

In this By-Law, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act, including the regulations under the Act, as amended from time to time;

“Applicable Securities Laws” means (i) the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada, and (ii) applicable U.S. federal securities law;

“Business Day” means any day excluding Saturday and Sunday or any other day which in Toronto, Ontario is a legal holiday;

“Meeting Notice Date” means the date on which the first notice to the shareholders or first public announcement of the date of the meeting of shareholders was issued by the Corporation; and

“public announcement” means disclosure in a press release reported by a national news service in Canada or in the United States, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval+ at www.sedarplus.com and/or on the Electronic Data-Gathering, Analysis and Retrieval system at www.sec.gov.

Nomination of Directors

1.

Nomination Procedures. Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.

by or at the direction or request of one or more shareholders pursuant to a proposal submitted to the Corporation made in accordance with the provisions of the Act, or a requisition of shareholders meeting by one or more shareholders made in accordance with the provisions of the Act; or

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c.	by any person (a “Nominating Shareholder”) who:

i.

at the close of business on the date of the giving of the notice provided for below in this By-Law and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and

ii.	complies with the notice procedures set forth below in this By-Law.

2.

Timely Notice. In addition to any other applicable requirements in this By-Law and under applicable laws, and in order for a nomination to be made by a Nominating Shareholder, a Nominating Shareholder must give written notice of its director nomination, the contents of such notice are set out in Section 3 (such notice, a “Nomination Notice”), to the Secretary of the Corporation even if such matter is already the subject of a notice to the shareholders or a public announcement. The Nomination Notice must be received by the Corporation:

a.

in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided that, if (i) an annual meeting of shareholders is to be held on a date that is less than 50 days after the Meeting Notice Date, notice by the Nominating Shareholder must be made not later than the close of business on the 10th day after the Meeting Notice Date, and (ii) the Corporation uses “notice-and-access” (as defined in National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials to shareholders in connection with an annual meeting, notice must be received not less than 40 days before the date of the annual meeting; and

b.

in the case of a special meeting (which is not also part of an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th after the Meeting Notice Date.

3.	Proper Form of Timely Notice. To be in proper written form, a Nomination Notice to the Secretary of the Corporation must comply with this Section 3 and must disclose or include, as applicable:

a.

as to each person (a “Proposed Nominee”) whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the Proposed Nominee; (B) a statement indicating whether the Proposed Nominee is a “resident Canadian” as defined in the Act; (C) the principal occupation or employment of the Proposed Nominee, both at present and within the five years preceding the notice; (D) the class or series and number of shares in the capital of the Corporation which are controlled or directed, directly or indirectly, or which are owned beneficially or of record by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such Nomination Notice; (E) the economic interest of the Proposed Nominee in the Corporation, including interest as a creditor of the Corporation, and the per-security price paid for any equity securities of the Corporation owned by the Proposed Nominee; (F) whether the Proposed Nominee is a party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or its affiliates or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Corporation and the interests of the Proposed Nominee; and (H) any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

b.

as to the Nominating Shareholder giving the notice: (A) the name and residential or registered address of the Nominating Shareholder; (B) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (C) any derivatives or other economic or voting interests in the Corporation and any hedges implemented with respect to the Nominating Shareholders’ interests in the Corporation, (D) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a

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right to vote any shares of the Corporation, (E) whether the Nominating Shareholder intends to deliver a proxy circular and form of proxy to any shareholders of the Corporation in connection with the election of directors; and (F) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such Proposed Nominee. The Corporation may also require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the Proposed Nominee’s eligibility for the purposes of the requirements of any securities exchange on which any of the Corporation’s securities are listed.

4.

Eligibility. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-Law; provided, however, that nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

5.

Delivery of Notice. Notwithstanding any other provision of this By-Law, notice given to the Secretary of the Corporation pursuant to this By-Law may only be given by personal delivery or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the head office of the Corporation, or email (at the aforesaid address); provided that if such delivery or electronic communication is made on a day which is a not a Business Day or later than 5:00 p.m. (Toronto time) on a day which is a Business Day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a Business Day.

6.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of this By-Law.

7.

Effective Date. Subject to confirmation by the shareholders of the Corporation in accordance with the Act, This By-Law was approved and adopted by the Board on March 19, 2026 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this By-Law is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this By-Law shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

Adopted by the Board on March 19, 2026.

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